ACTIVITY REPORT

CONDENSED

Q1: JANUARY, FEBRUARY & MARCH -



- Q3: JULY, AUGUST & SEPTEMBER -

Q4: OCTOBER, NOVEMBER & DECEMBER



DEXIA

JUNE 2005

Cover illustration:
"Décalcomanie, 1966" by René MAGRITTE - © Photothèque René Magritte - ADAGP, Paris 2005

ACTIVITY REPORT Q2 2005

CONDENSED

Q1: JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMBER

DEXIA

JUNE 2005

CONTENTS

PRESS RELEASE
PARIS, BRUSSELS, SEPTEMBER 8, 2005 – 3:00 P.M.

ACTIVITY AND RESULTS AS OF JUNE 30, 2005

SECOND QUARTER 2005		
• Net income - Group share	EUR 508 million	+4.4% on Q2 2004
• Earnings per share[1]	EUR 0.46	+6.9% on Q2 2004
• Return on equity[2]	19.2%	18.9% in Q2 2004

FIRST HALF 2005		
• Net income - Group share	EUR 982 million	
Variance over H1 2004	*- reported*	-2.3%
	- underlying[3]	+6.9%
• Earnings per share[1]	EUR 0.89	+0.4% on H1 2004
• Return on equity[2]	19.3%	19.0% in H1 2004
• Tier 1 ratio	9.4%	9.6% at March 31, 2005

1 Undiluted.
2 Annualized.
3 Excludes nonrecurring items and marked-to-market variations on FSA's CDS portfolio.

- Strong activity in all commercial business lines, more particularly in Public Finance with +18.3% increase of long-term commitments in 12 months.
- Underlying results continue to progress and financial performance stands in line, following a record year 2004.
- Cost-income ratio stands well, at 54.1%, despite expenditure on new commercial developments.
- Capital ratios continue to be very strong, despite significant growth of risk-weighted assets and share buybacks.

I CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005

Foreword

First Half and second Quarter 2005 results are presented under EU GAAP (i.e. IFRS as endorsed by the European Commission), including the IAS 32, IAS 39 and IFRS 4 standards. Comparisons with the equivalent periods of 2004 are not totally relevant since the three standards mentioned above were not in place in 2004.

The Board of Directors of Dexia met on September 8, 2005 and approved the Group's financial statements as of June 30, 2005.

Net income - Group share amounts to EUR 982 million in the first Half 2005, down EUR 23 million from the first Half 2004. This decrease stems from the change in consolidation scope (EUR -2 million), from the lower contribution of the non-operating factors (EUR -80 million) and from Central Assets (EUR -22 million). Conversely, the contribution of the business lines goes up (EUR + 81 million) with particularly good underlying[1] performances in Public Finance (+11%), Personal Financial Services (+15%), and Investment Management and Insurance Services (IMIS) (+11%).

During the second Quarter of 2005, net income - Group share amounts to EUR 508 million, up 4.4% on the second Quarter of 2004. Positive underlying trends are observed in the commercial business lines, as will be analyzed below.

Total income amounts to EUR 2,896 million in the first Half of 2005, up EUR 31 million. At constant consolidation scope, the increase is EUR 46 million on first Half 2004. During the period, the revenues stemming from Central Assets and non-operating factors are substantially lower than in the equivalent period of 2004, as seen below, (from EUR 215 million in H1 2004, to EUR 128 million in H1 2005), whilst the growth of underlying revenues in all three commercial business lines has been very good: respectively EUR +93 million in Public Finance (+9.4%, or +10.5% at constant exchange rate); EUR +39 million in Personal Financial Services (+3.6%); EUR +22 million (+7.1%) in Investment Management and Insurance Services. In the opposite direction, in Treasury and Financial Markets, underlying revenues are down EUR 22 million, but this shortcoming is more than offset by a positive variation in the tax expense.

During the second Quarter of 2005, total income amounts to EUR 1,443 million, up EUR 35 million compared to the second Quarter 2004. As will be seen below, all three commercial business lines contribute to this positive trend.

Costs stand at EUR 1,566 million in the first Half 2005, up 4.5%. This evolution is pulled to a large part by the expenditure made on the development of the public/project finance franchise worldwide. Personal Financial Services, on their side, have managed to keep the cost base at the same level as in the first Half of last year.

During the second Quarter of 2005, costs amount to EUR 793 million, up EUR 37 million compared to the second Quarter 2004.

1 "Underlying" results exclude the non-operating factors, i.e. both the nonrecurring elements of the period, described and quantified individually on page 20, and also the variations of the marked-to-market value of FSA's CDS portfolio. The latter instruments being classified as derivatives, the variation of their market value during the reporting period is taken as a trading result; this treatment under IAS 39 is however deceptive for a good understanding of the economic results, as this portfolio is composed of AAA-rated instruments, which FSA is committed to insure until maturity. Thus, the positive or negative marked-to-market variations on this book in any period are not underlying results, as they will eventually add up to zero.

Consolidated statement of income

in millions of EUR	Q2 2004	Q2 2005	Evolution	H1 2004	H1 2005	Evolution
Income	**1,408**	**1,443**	**+2.6%**	**2,865**	**2,896**	**+1.1%**
Costs	(756)	(793)	+5.0%	(1,499)	(1,566)	+4.5%
Gross operating income	**652**	**650**	**-0.3%**	**1,366**	**1,330**	**-2.6%**
Cost of risk	(8)	41	n.s.	(22)	(50)	x2.3
Impairment on (in)tangible assets	(7)	2	n.s.	(16)	1	n.s.
Tax expense	(130)	(172)	+32.0%	(280)	(272)	-2.9%
Net income	**507**	**521**	**+2.8%**	**1,048**	**1,009**	**-3.7%**
Minority interests	20	13	-36.8%	43	27	-37.6%
Net income - Group share	**486**	**508**	**+4.4%**	**1,005**	**982**	**-2.3%**
Cost-income ratio	53.7%	55.0%	-	52.3%	54.1%	-
ROE (annualized)	18.9%	19.2%	-	19.0%	19.3%	-

The **cost-income ratio** stands at 54.1%. This compares with 52.3% in the first Half of 2004. More importantly, the underlying cost-income ratio stands at 54.9% in the first Half 2005 (compared to 54.0% in the first Half 2004), a relatively modest slip when put in the perspective of the expenditure currently made to develop the business and franchise of Dexia worldwide, particularly in Public Finance.

The **gross operating income** amounts to EUR 1,330 million in the first Half of 2005, down 2.6% compared to the first Half 2004. On the underlying basis, the growth is +1.6% (+2.2% at constant exchange rate), but this apparently meager number overall hides essential and very satisfactory underlying performances of Public Finance and Personal Financial Services (respectively +9.2% and +13.3%), which are mitigated by a relatively modest +2.4% in IMIS – due to the structural change in the fee structure of asset management –, and the negative variances in the other two segments, as will be seen below.

In the second Quarter of 2005, gross operating income amounts to EUR 650 million, down EUR 2 million (or -0.3%) compared to the second Quarter 2004.

The **cost of risk** (impairments on loans and provisions for credit risks) amounts to EUR 50 million in the first Half of 2005, compared to EUR 22 million in the first Half 2004. Excluding the provision movements at Dexia Bank Nederland (see below), the underlying cost of risk is stable in the first Half (EUR 22 million against EUR 23 million in the first Half of 2004), and continues to stand at a historically low level.

Tax expense (comprising both current and deferred tax) amounts to EUR 272 million in the first Half 2005, down 2.9% compared to the first Half 2004. These amounts include non-operating items (credits of respectively EUR 51 million in H1 2005, and EUR 68 million in H1 2004). If those are excluded, the underlying tax charge is down 6.7% (or EUR 23 million) at EUR 324 million. As indicated later on, this reduction of the tax charge must be put in the context of the lower revenues of Treasury and Financial Markets activities.

Return on equity (ROE – annualized) stands at 19.3% (compared to 19.0% in the first Half 2004). This is well above the Group's mid-term target, and all the more satisfactory as the book of risk-weighted assets has grown significantly. This reflects management's focus to ensure that the capital of the Group is put to an efficient use, and not neglected in the name of the pursuit of the business growth objectives.

Earnings per share (EPS) reach EUR 0.89 in the first Half 2005 (non diluted), up 0.4% from the first Half 2004.

Group Tier 1 ratio[2] stands at 9.4% (9.6% at March 31, 2005). This relatively modest decline stems from several factors, among which the significant growth of earning assets particularly in Public Finance (total Group risk-weighted assets up 4.5% in the last three months), and the pursuit of share buybacks (over 19 million shares acquired during H1 2005, – of which 12 million during the second Quarter – representing EUR 350 million). On July 7, 2005, Dexia's Board of Directors agreed, in view of the development of risk-weighted assets, to pursue the share-buyback program in the amount of EUR 250 million in the second Half of the year, being understood that such program might be reviewed in case of new acquisitions during the period.

II ACTIVITY AND UNDERLYING RESULTS OF THE BUSINESS LINES

1. PUBLIC/PROJECT FINANCE AND CREDIT ENHANCEMENT

In this business line overall, both volumes and earnings have continued to grow. Although the margins on new business have been kept under continued competitive pressure, and despite record low credit risk pricing by the market, Dexia has succeeded in keeping its margin (gross return on average commitments) at the same level as in 2004 on average. The business line has thus both achieved its ambitious growth objectives and delivered a strong return on capital whilst conscientiously applying its risk policy.

Activity

Long-term commitments[3] are up 18.3% over the last twelve months to EUR 216.6 billion, and long-term originations[4] up 70.3% to EUR 24.8 billion. It should be noted here that EUR 2.8 billion of the originations increase is caused by the transfer of certain portfolios from the purview of Treasury and Financial Markets to the responsibility of the first business line. This relates essentially to certain sovereign debt instruments whose management and monitoring fit in more coherently within the latter business line, considering its interest and developments underway in the countries concerned. Still, outside of this internal portfolio transfer, the increase in originations is +50.7%, and management is most satisfied by the good results of an intensive commercial activity in all regions – as detailed below – as this will translate into added recurring revenues in the future.

2 For the calculation of this ratio, the profit for the period minus the dividend (estimated for the first six months 2005) is included in the equity.
3 Fully-consolidated subsidiaries.
4 Fully-consolidated subsidiaries, excluding Germany.

In **Public Finance** alone (over 90% of total commitments of the business line), long-term commitments reached EUR 199.9 billion (up 19.6% over the twelve months from June 2004 to June 2005), and total long-term originations, excluding Germany, in the first Half of 2005 amounted to EUR 21.3 billion. Originations in Europe progressed very strongly during the first Half 2005 compared to the first Half 2004, and underwent an impressive snap back up once again in America, after a dip in 2004 and two record years in 2002 and 2003. As regards **Corporate and Project Finance**, originations are down 6.3% versus the first six months of 2004, to EUR 3.5 billion. It was especially gratifying to note that "Project Finance International" included Dexia at the 7th place worldwide amongst the 10 leading banks arranging project finance, based on transactions completed during the first Half. This high ranking is all the more remarkable as Dexia deliberately eschews a number of the project financing types, such as industrial, petrochemical, mining and leisure projects.

Regionally, the commercial performances were as follows:

- In **France**, long-term originations amounted to EUR 3.3 billion, maintaining essentially the same rhythm of production as the same period last year. Despite a particularly competitive environment, total long-term commitments in France showed robust growth of +6.4% over twelve months to a level of EUR 54.8 billion as at June 30, 2005.
- In **Belgium**, long-term originations amounted to EUR 2.9 billion in the first Half of 2005, up 49.5% compared to the first Half 2004. As of June 30, 2005 total long-term commitments amounted to EUR 27.2 billion (up 4.7% over the same time last year).
- In **Italy**, long-term originations amounted to EUR 3.5 billion, up 56.5% compared to the first Half of 2004. Particularly noteworthy was Dexia Crediop's participation in the refinancing of a portion of the City of Milan's debt through the largest-ever debt issue by an Italian municipality, for which Dexia Crediop was co-lead manager. As of June 30, 2005, total long-term commitments amounted to EUR 30.1 billion (up 14.4% over the last twelve months).
- In the **United Kingdom**, long-term originations amounted to EUR 1.1 billion (equivalent), about the same production level as the EUR 1.2 billion for the first Half of 2004. Of particular note for this period are the strong growth in the social housing business, a 50-year loan to the city of Glasgow, and the purchase of portfolios from two other banks. In terms of total long-term commitments, the increase was a solid 22.2% (to a EUR 5.8 billion equivalent).
- In **Spain**, long-term originations in the first Half of 2005 amounted to EUR 1.3 billion, up 48.5% compared to the first Half 2004. Dexia signed in particular large deals with the Autonomous Community of Catalunya and the City of Madrid and also originated and invested in securities issues backed by municipal-receivables assets. Long-term commitments were up 34.6% over the last twelve months. Also of note in the Project Finance area for Spain was the signing of the mandate to arrange jointly with Société Générale and the Caja Madrid one of the highest debt packages in the country (EUR 2.5 billion) for the renovation and extension of Madrid's ring road.
- In **Central and Eastern Europe**, long-term commitments stand at EUR 2.3 billion at June 30 2005 (from just EUR 482 million as of June 30, 2004), partly under the effect of the portfolio transfer of the sovereign debt instruments discussed above and partly by the build up of assets stemming from the developments in the region. Also of note during the second Quarter of this year is the granting of a banking license to Dexia by the Polish authorities on June 8, 2005.
- In **America**, originations by Dexia[5] resumed strongly and amounted to EUR 5.6 billion (equivalent). This is more than double the amount of the same period last year (EUR 2.6 billion equivalent), and originations get back to the very high level experienced in 2003. Total commitments, too, saw a big jump: up 41.7% from EUR 26.7 billion

5 FSA is treated below.

Long-term outstanding commitments – Public/Project Finance and Credit Enhancement

in billions of EUR	June 30, 2004	June 30, 2005	Evolution
Belgium	25.9	27.2	+4.7%
France	51.5	54.8	+6.4%
Luxembourg	1.3	2.5	+88.4%
The Netherlands	0.7	0.8	+11.6%
United Kingdom	4.7	5.8	+22.2%
Sweden	3.1	3.5	+12.4%
Italy	26.3	30.1	+14.4%
Spain	4.6	6.2	+34.6%
Germany	30.6	33.4	+9.3%
Central and Eastern Europe	0.5	2.3	x4.7
America	26.7	37.8	+41.7%
Other	7.1	12.3	+73.0%
Total	**183.1**	**216.6**	**+18.3%**

(equivalent) to EUR 37.8 billion (equivalent). Dexia seized attractive opportunities in the municipal bond market. Additionally, there were also significant positions acquired in Student Loans as well as Canadian provinces securities.

The **debt management** activity continued very strongly in the second Quarter of 2005 to reach in the first Half of 2005 an amount of EUR 2.1 billion restructured debt in Belgium and EUR 5.0 billion in France. This activity now becomes a lot more significant in other areas, such as Italy (EUR 547 million) and Spain (EUR 107 million).

Short-term loan commitments amounted to EUR 21.9 billion at June 30, 2005, essentially flat from the level of EUR 21.7 billion at June 30, 2004. This low activity in short-term commitments comes in a context of low long term interest rates, leading to customers' preference for long-term funding.

Deposits and assets under management for the business line's customers continued on their significant growth trend and came in at EUR 27.7 billion at the end of June 2005, up 22.8% compared to level of end of June 2004. Very good progressions were experienced in particular in Belgium and Luxembourg.

Insurance services (excluding FSA): Sofaxis collected premiums of EUR 344 million during the first Half of 2005, 7.5% more than during the first Half of 2004. Dexia Insurance collected EUR 342 million of premiums during the first Half of 2005, 79.1% more than during the same period last year.

Regarding **FSA**[6], net par outstanding amounted to USD 339.4 billion at June 30, 2005, up 9.4% from the USD 310.2 billion figure at June 30, 2004. This amount breaks down roughly into two-thirds for the municipal sector and one-third for the asset-backed securities sector. The gross present value of originations amounted to USD 405.9 million for the first six months of 2005, a decrease of 11.2% from the amount for the first six months of 2004, as explained in FSA's August 9th press release. Despite the slowdown of net earned premiums, the fact remains that FSA has continued to create value, as witnessed by the continuing growth of the company's adjusted book value, which is the leading objective of the company.

Underlying results

Net income - Group share for the first Half of 2005 amounts to EUR 478 million (+10.9% compared to first Half 2004 and +12.3% at constant exchange rate). It was EUR 239 million in the second Quarter of 2005 (+9.4%, and +10.2% at constant exchange rate), above Group medium-term targets.

Total income of the business line posts a robust increase of +9.4% (+10.5% at constant exchange rate) in the first Half of 2005. This performance, on the high side of the mid-term target, has been however mitigated by the contribution of FSA to Dexia's consolidated total income. To recall, FSA described, in its own first Half 2005 release documents, the reasons for lower revenues in the period, including a lesser contribution from refundings and the effect of the change in the portfolio mix on earned premiums[6]. The contribution of FSA to the business line's underlying revenues in the first Half 2005 is EUR 214 million (-3.7% over first Half 2004). Of note, the treatment on consolidation under IFRS of certain foreign exchange transactions impacts the revenue line of Dexia by EUR -9 million in the first Half of 2005, whilst they have no influence on FSA's income statement under US GAAP. Excluding FSA, the rest of the business line produced EUR 878 million of total income, up 13.2% on the first Half 2004, bringing the evidence that the strong business originations of the last periods are starting to bear their fruits, and will accumulate in the coming times.

In the second Quarter, underlying income stands at EUR 551 million, up 10.3% (11.0% at constant exchange rate) on the same Quarter of last year.

6 For more details on FSA results, refer to company website www.fsa.com.

Underlying* results – Public/Project Finance and Credit Enhancement

in millions of EUR	Q2 2004	Q2 2005	Evol.	*Evolution at constant exchange rate*	H1 2004	H2 2005	Evol.	*Evolution at constant exchange rate*
Income	500	551	+10.3%	+11.0%	999	1,092	+9.4%	+10.5%
Costs	(170)	(186)	+9.2%	+9.9%	(334)	(366)	+9.8%	+10.7%
Gross operating income	330	365	+10.8%	+11.5%	665	726	+9.2%	+10.4%
Net income – Group share	**219**	**239**	**+9.4%**	**+10.2%**	**431**	**478**	**+10.9%**	**+12.3%**
Cost-income ratio	34.1%	33.7%	-	-	33.4%	33.5%	-	-
ROEE**	23.2%	22.6%	-	-	22.9%	22.6%	-	-

* i.e. excluding non-operating items; pro forma for Q2 2004 and H1 2004.
** Return on economic equity, annualized.

Costs stand at EUR 366 million in the business line in total, and they are up 9.8% (+10.7% at constant exchange rate). Outside FSA, costs progress by 8.9%, which is substantially less that the 13.2% progression of the revenues (see above), and therefore quite satisfactory, bearing in mind that significant expenditure is currently made to develop the franchise and the book of assets of Dexia worldwide. The main units experiencing high percentages of cost increase are indeed those where the business development is strongest.

In the second Quarter, underlying costs stand at EUR 186 million, up 9.2% on the second Quarter of 2004.

As a result, underlying **gross operating income** amounted to EUR 726 million in the first Half 2005, a 9.2% increase compared to the same period last year, and 10.4% at constant exchange rate.

In the first Half 2005, the business line's underlying **cost-income ratio** remained stable, at a low 33.5 %.

The **cost of risk** for the first Half of 2005 amounted to EUR 7 million (down 54.8% from first Half 2004). The charge of risk remains in the region of its historic lows, both during the first Half and the second Quarter.

The business line's **return on economic equity** (ROEE) during the first Half stood at 22.6% (annualized). This performance is quite remarkable, given on the one hand that there is a strong momentum of development underway in the business line, causing added expenditure, and on the other hand that pressure persists on margins in a strongly competitive environment.

2. PERSONAL FINANCIAL SERVICES

This business line has continued to improve its profitability at a double digit pace, following two years of strong earnings growth. This has been achieved both on the front of increased top line revenues and disciplined cost management.

Activity

As of June 30, 2005, total customer assets amounted to EUR 123.1 billion, a 7.4% increase over the last twelve months. The second Quarter recorded the largest part of the growth, with assets increasing by EUR 3.6 billion, of which EUR 2.2 billion from net inflows.

In the first Half of 2005, commercial campaigns have been active on the Belgian market, and Dexia Bank managed to improve its overall position, more particularly in the asset gathering field, and off-balance sheet products. Certain advantages were offered to the customers on off-balance sheet products. Those actions, coupled with the positive evolution of the stock markets led to a robust increase in off-balance sheet and insurance products volumes in the second Quarter of 2005, while balance-sheet products were stable overall. This evolution marks the success of the business line's product mix strategy engaged a few months ago.

In **retail banking**, total customer assets reached EUR 83.2 billion as of June 30, 2005, up 2.4% in three months (or EUR +2.0 billion), and up 6.3% over the last twelve months. The main trends were as follows:

- Balance-sheet products outstandings were roughly stable with a decrease of savings bonds offset by the positive seasonal impact of the holiday pay on the sight and savings accounts.
- Mutual funds (+6.9%), bonds issued by the Group (+4.7%) and life insurance products (+5.0%) mainly in guaranteed-income products, continued to progress this Quarter, as in the first Quarter of 2005. Of note, structured products are increasingly popular and volumes have built up over the past four Quarters.

Customer assets (at quarter-end)

	2004			2005		*Evolution*	*Evolution*
in billions of EUR	June	Sept.	Dec.	March	June	*June 2005/ March 2005*	*June 2005/ June 2004*
Balance-sheet products *(Deposits, savings bonds...)*	56.5	56.2	55.7	55.8	55.7	-0.1%	-1.4%
Off-balance sheet products *(Mutual funds, securities...)*	50.9	51.4	53.1	55.6	58.8	+5.7%	+15.5%
Insurance *(Life insurance technical reserve)*	7.2	7.5	8.0	8.0	8.5	+6.2%	+18.8%
Total customer assets	**114.6**	**115.1**	**116.7**	**119.4**	**123.1**	**+3.0%**	**+7.4%**
of which retail banking	*78.2*	*78.1*	*78.9*	*81.2*	*83.2*	*+2.4%*	*+6.3%*
of which private banking	*36.4*	*37.1*	*37.8*	*38.2*	*39.9*	*+4.4%*	*+9.6%*

Customer loans outstanding (at quarter-end)

in billions of EUR	2004 June	2004 Sept.	2004 Dec.	2005 March	2005 June	*Evolution June 2005/ March 2005*	*Evolution June 2005/ June 2004*
Mortgage loans to retail customers	14.9	15.2	15.5	15.8	16.3	+3.5%	+9.2%
Consumer loans to retail customers	2.3	2.3	2.4	2.3	2.3	+1.4%	-1.2%
Loans to SMEs and self-employed	6.1	6.0	6.0	6.1	6.3	+2.7%	+2.6%
Loans to private banking customers	2.4	2.5	2.5	2.5	2.5	+0.4%	+3.8%
Total customer loans	**25.8**	**26.0**	**26.4**	**26.7**	**27.4**	**+2.9%**	**+6.2%**

Private banking customer assets increased to EUR 39.9 billion as of June 30, 2005, up 4.4% in three months and up 9.6% in twelve months. This increase stems both from a positive market effect and more importantly from net inflows (EUR 1.8 billion out of a total increase of EUR 3.5 billion in twelve months). As in the retail segment, balance-sheet products remain stable, while off-balance sheet products are increasing significantly over the Quarter to EUR 26.4 billion (+6.0%). In total, the "on-shore" part of this business represents 55% of customer assets. The re-organisation introduced in January 2005 gave a good commercial impulse and contributed to boost the flow of new money. In Belgium and Luxembourg (representing together 83% of the Group's total private banking assets), private banking business benefited its share from the successful marketing campaigns of Dexia Personal Financial Services.

Outstanding loans to retail and private customers amounted to EUR 27.4 billion at June 30, 2005, up 2.9% on three months and up 6.2% on one year. This increase stems largely from mortgage loans, where Dexia Bank Belgium managed to maintain its position, in an environment where the competition continues to be fierce and to bear on the margins.

Underlying results

Net income - Group share of the business line for the first Half of 2005 amounted to EUR 208 million, up 14.9% compared to the same period of 2004. It stood at EUR 107 million in the second Quarter of 2005, up 28.2% on the same Quarter of the previous year.

This new significant improvement in underlying profitability – after two record years in terms of growth – was achieved through the continuation of increased revenues, while costs were kept stable.

Income or the first Half of 2005 amounted to EUR 1,104 million, up 3.6%, driven for a good part by the increase in net commissions (+8.7%) and to a lesser extent by the increase in net interest and related income (+0.7%). The level of commissions was boosted by higher originations in the off-balance sheet products and insurance, as evidenced in the paragraph above on the activity. Still, the impact of the campaigns has yet to appear at full scale on the revenues, since a number of "no entry fee" propositions have brought business to the store, whose contribution will accumulate in the coming periods. Besides, the treatment under IFRS of the revenues on structured products has influenced – as in the first Quarter – the level of growth

Underlying* results – Personal Financial Services

in millions of EUR	Q2 2004	Q2 2005	Evol.	H1 2004	H1 2005	Evol.
Income	534	557	+4.2%	1,065	1,104	+3.6%
Costs	(406)	(397)	-2.1%	(788)	(790)	+0.2%
Gross operating income	129	160	+24.3%	277	314	+13.3%
Net income - Group share	**83**	**107**	**+28.2%**	**181**	**208**	**+14.9%**
Cost-income ratio	75.9%	71.3%	-	74.0%	71.5%	-
ROEE**	20.3%	24.4%	-	22.0%	23.8%	-

* i.e. excluding non-operating items; pro forma for Q2 2004 and H1 2004.
** Return on economic equity, annualized.

Quarterly evolution of the underlying results

in millions of EUR	Q1 04*	Q2 04*	Q3 04*	Q4 04*	Q1 05	Q2 05
Income	531	534	545	553	547	557
Costs	(382)	(406)	(394)	(396)	(393)	(397)
Gross operating income	149	129	152	157	154	160

* Pro forma.

of the total income stream, as revenues are no longer received upfront, but spread on the lifetime of the contracts. In this connection, whilst the production of such products during the first Half has generated EUR 25 million revenues in total, only EUR 8 million have been accrued during the first Half 2005. The mitigating impact of this item on the revenue growth over 2004 will be even higher in the last two Quarters of 2005.

As in most other activities of the Group, management is satisfied by the progression of the revenues, and more importantly by the strong build up of the future revenues.

Second Quarter underlying total income stands at EUR 557 million, posting a 4.2% rise compared to the second Quarter 2004. Trends are essentially the same as in the first Quarter.

Costs for the first Half of 2005 stand at EUR 790 million, a 0.2% increase compared to the first Half 2004, which is better than the business line's target. Underlying costs for the second Quarter amounted to EUR 397 million, down 2.1% on the second Quarter of 2004.

As a result, underlying **gross operating income** for the first Half jumped to EUR 314 million, up by a strong 13.3% on one year earlier, after two consecutive years of high double-digit growth. The table above shows the continuous good trend of the business line's underlying gross operating income, thanks to a significant rise in revenues with contained costs.

The **cost-income ratio** continues to improve to reach 71.5% (74.0% during first Half 2004).

Of note, the program of branch closures has continued, with a high number in the second Quarter (69 branches closed), and the total network standing at 1,098 branches at June 30, 2005. The new IT system is now totally in place and operational.

Cost of risk remains very limited at EUR 5 million for the second Quarter, and EUR 15 million in the first Half (-3.4% compared to the same period of last year).

The **return on economic equity** (ROEE) thus reached 23.8% (annualized) for the first six months of 2005, up from 22.0% for the same period in 2004.

3. INVESTMENT MANAGEMENT AND INSURANCE SERVICES

In this business line, activity has continued to grow, after a good first Quarter. New inflows have occurred in Asset Management, Fund Administration and Insurance. The business line achieved a strong performance both in terms of new business and financial results: the business line's underlying net income - Group share goes up 11.2%.

Activity

Assets under management[7] reached EUR 81.4 billion at the end of the second Quarter of 2005, up 7.6% in three months (EUR +5.7 billion) and up 22.3% in one year. This evolution is the result of a significant organic growth this Quarter (EUR +3.4 billion) and also of a positive market effect (EUR +2.3 billion). Net inflows come mainly from the mutual funds, both institutional clients and retail clients showing appetite for products such as bonds or alternative funds. Productivity ratios already very good in the first Quarter for Dexia Asset Management, have improved further in Q2 2005, as costs now represent only 12 basis points of assets under management.

Activity remained strong in **Fund Administration**:

- Total *assets under custody* amounted to EUR 376.4 billion at the end of the period, of which EUR 221.3 billion in the form of mandates to Dexia Fund Services; up 9.6% in the Quarter and 23.0% in twelve months due to a market effect (EUR 8 billion) but also to new money arriving on existing funds, especially in Luxembourg.
- The *central administration* activity has experienced a 1.8% growth in terms of net asset valuations (8.7% increase in twelve months).
- The *transfer agent* activity remained almost stable: the number of transactions (subscriptions/repurchases) was down by a small 0.7% compared to the second Quarter of 2004.

To recall, Dexia and Royal Bank of Canada have agreed to combine, in an equally owned joint venture[8], their institutional investor services, on June 9, 2005. The new company, to be named RBC Dexia Investor Services will stand among the top 10 global custodians in the world and will offer a complete range of investor services to institutions around the world. The announcement has been very well received by the clientele.

The **Insurance Activities** mainly cover the operations of Dexia Insurance Belgium. Premiums received on all categories of products sold throughout the various networks of the Group reached EUR 845 million

7 Since January 1, 2005, only Dexia Asset Management (Dexia AM) statistics are reported, i.e. excluding assets managed in the other entities and by the private banking teams.
8 For more details on this agreement, please refer to the press release on www.dexia.com.

Underlying* results – Investment Management and Insurance Services

in millions of EUR	Q2 2004	Q2 2005	Evol.	H1 2004	H1 2005	Evol.
Income	173	172	-0.6%	317	339	+7.1%
Costs	(92)	(101)	+10.2%	(180)	(200)	+10.7%
Gross operating income	81	70	-12.9%	136	139	+2.4%
Net income – Group share	**61**	**54**	**-11.9%**	**100**	**112**	**+11.2%**
Cost-income ratio	53.3%	59.1%	-	57.0%	58.9%	-
ROEE**	35.3%	28.1%	-	29.1%	29.3%	-

* i.e. excluding non-operating items; pro forma for Q2 2004 and H1 2004.

** Return on economic equity, annualized.

Underlying contribution of the IMIS segments

	Asset Management		Fund Administration		Insurance	
in millions of EUR	H1 04*	H1 05	H1 04*	H1 05	H1 04*	H1 05
Income	92	90	126	135	99	114
Costs	(44)	(49)	(83)	(91)	(54)	(60)
Gross operating income	48	40	43	45	45	54

* Pro forma.

in the second Quarter of 2005, up 22.8% compared to the same Quarter of the previous year. This is the result of a solid performance in life insurance products (EUR 740 million premiums), mainly driven by the commercial campaigns in Belgium, which contributed strongly to the branch 21 products increase. Compared to the first Half of 2004, the activity progressed strongly in the Group's three core markets (Belgium, France and Luxembourg). See Focus on insurance activities across all business lines below.

Underlying results

Net income - Group share of the business line for the first Half of 2005 amounts to EUR 112 million, up 11.2% compared to the first Half of 2004, and +11.8% at constant exchange rate.

In the second Quarter, the contribution is EUR 54 million, compared to EUR 61 million in the same Quarter of 2004. The contributions of the different segments are analyzed below, but it is worth noting, at this stage, that this negative movement stems only from the fact that the (performance) fee structure of Asset management has been changed since January 1, 2005, resulting in less volatility in quarterly streams. In the past, the second Quarter used to be a high period for revenues coming from performance fees.

Gross operating income reaches EUR 139 million in the first Half of 2005, a 2.4% increase compared to first Half of 2004. As shown in the table above, this relatively modest progression stems from Asset management, for the reasons given above (performance fees no longer concentrated in Q2).

- **Asset management** experienced a very good first Half 2005, bearing in mind that the absolute performance fees in the first Half of 2004 were EUR 19 million (of which EUR 15 million in Q2 alone).
- **Fund administration** revenues are up 7.3%, thanks to an increase in most of the profit drivers (more capital under custody; more valuations to make); in transfer agent activity, revenues were stable compared to the same quarter of last year.
- **Insurance activities** have also experienced a very good first Half.

Focus on the contribution of insurance business across all business lines*

Insurance activities are carried out in the different business lines of the Group. Public/Project Finance (PPF) and Personal Financial Services (PFS) have both a distribution focus generating commission type revenues, whilst Investment Management and Insurance Services (IMIS) handles the "manufacturing" functions, and therefore accounts for the technical and financial revenues.

The respective contributions of the business lines in the period in terms of premiums have been 19% from PPF, 72% from PFS, and 9% from IMIS.

The contribution of the business lines in the first Half to the revenues has been EUR 226 million (+16% over the same period of the previous year). The respective contributions to the revenues of the business lines in the first Half 2005 have been 5% from PPF, 44% from PFS, and 51% from IMIS.

* Excluding FSA and Dexia Sofaxis.

4. TREASURY AND FINANCIAL MARKETS

Underlying results

As expected, the second Quarter in this business line has not been as strong as the first one of the year, which was record high. Overall the **net income - Group share** for the first six months stood at EUR 135 million, down 3.5% on the first Half of 2004. This performance is however quite in line with what was expected, bearing in mind that last year, over 60% of the total annual underlying net income - Group share of the business line came during the first Half.

Besides, segment contributions – detailed below – evidence also that some activities, although having had a negative contribution to the top line revenues, did in fact increase their contribution to the net income - Group share, due in particular to their tax treatment.

It can be observed indeed from the table below that total income in the first six months of 2005 amounted to EUR 233 million, i.e. EUR 22 million less than in the first Half of 2004. This variance can be explained firstly by the fact that the revenues included more write ups in H1 2004 (EUR 13 million) than in H1 2005 (EUR 5 million). Furthermore, the negative variance of the total income is more than offset by a EUR +31.5 million positive movement in the tax charge. This stems from some equity-related activities inducing such accounting treatment.

Additionally, in the first Half 2004, EUR 11.2 million of provisions had been written back, with no equivalent in 2005, which lifts the base of comparison. Finally, the marking to market in the credit spread portfolio of CDS instruments on Western European sovereigns caused a negative EUR 8.3 million in the revenues of the first Half 2005.

This is why the overall performance of the business line to date is regarded as satisfactory, and the growth in the full year overall in the business line is expected to be in line with Group target.

III CENTRAL ASSETS AND NON-OPERATING ITEMS

As one of the five business segments in the organization, Central Assets mainly records the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currency hedging contracts. On the cost side, the segment registers those costs that cannot be attributed to a specific business line. Since January 1, 2005, Central Assets also includes all the results of the share leasing activities at Dexia Bank Nederland.

Besides, management has chosen to isolate those items which have an influence on the published accounts, but which, by their nature, render the interpretation of the true underlying trends difficult. This is why

Underlying* results – Treasury and Financial Markets

in millions of EUR	Q2 2004	Q2 2005	Evol.	*Evolution at constant exchange rate*	H1 2004	H1 2005	Evol.	*Evolution at constant exchange rate*
Income	124	95	-23.4%	-22.6%	255	233	-8.6%	-7.2%
Costs	(41)	(43)	+4.3%	+4.6%	(81)	(85)	+5.3%	+5.8%
Gross operating income	83	52	-37.1%	-36.1%	174	148	-15.0%	-13.3%
Net income – Group share	**65**	**53**	**-19.5%**	**-18.7%**	**140**	**135**	**-3.5%**	**-1.9%**
Cost-income ratio	33.0%	45.0%	-	-	31.8%	36.6%	-	-
ROEE**	22.4%	23.0%	-	-	23.9%	29.4%	-	-

* i.e. excluding non-operating items; pro forma for Q2 2004 and H1 2004.
** Return on economic equity, annualized.

Underlying contribution of the TFM's main segments

	Credit spread portfolio		Money market		Other desks		Total	
in millions of EUR	H1 04*	H1 05	H1 04*	H1 05	H1 04*	H1 05	H1 04*	H1 05
Income	114	113	74	67	67	53	255	233
Costs	(14)	(13)	(20)	(24)	(47)	(48)	(81)	(85)
Cost of risk	11	0	0	0	0	0	11	0
Taxes	(26)	(21)	(18)	(15)	0	24	(44)	(12)
Net income - Group share	84	79	35	29	21	27	140	135

* Pro forma.

the "nonrecurring items" such as one-off capital gains or losses, are isolated and described in detail on page 20.

And since the introduction of IAS 32&39 on January 1 of this year, are also considered "non-operating" the variations of income caused by the marking to market of FSA's CDS portfolio (see page 20).

The table below summarizes the aggregated contribution of Central Assets and non-operating items on Dexia's results.

In the first Half of 2005, the contribution of all the components described above is EUR 50 million, compared to EUR 152 million in the first Half of 2004. This stems from various factors impacting almost the principal lines of the income statement, as follows:

Concerning total **income**, the fall from EUR 215 million to EUR 128 million (EUR -87 million) has three principal causes:

- Lower nonrecurring revenues (mostly capital gains) this year (EUR 61 million in the first Half of 2005, compared to EUR 98 million in the first Half of 2004).
- A EUR -14 million negative mark to market of FSA's CDS portfolio (EUR -2 million in the first Quarter, and EUR -12 million in the second Quarter), with no equivalent in 2004.
- A lower underlying contribution from Central Assets (EUR 81 million in H1 2005, against EUR 117 in H1 2004). This negative variance (EUR -36 million and EUR -41 million at constant rate of exchange) is caused by several factors (notably a decrease of EUR 27 million in foreign exchange, and EUR 8 million more interest paid on the economic equity allocated to the business lines by Central Assets to the business lines; whilst the revenues from free capital were stable in the context of the share-buyback program).

Concerning the **costs**, the increase of EUR 21 million Half on Half stems essentially from increased IAS 19 allowances (EUR 9 million pension costs at Dexia Bank Belgium), and for the balance, from the impact of a "change management" program at Dexia BIL (EUR 3 million) and increased overhead at Dexia SA (EUR 6 million) given the reinforcement of certain central functions.

The **cost of risk** is EUR 28 million in the first Half of this year, against EUR 2 million in the first Half of 2004. This is almost totally linked to Dexia Bank Nederland. To recall, in Q1 2005, an additional charge of EUR 97 million was made in the context of the mediation of Mr Duisenberg, and the net charge in the Quarter was EUR 83 million (after a EUR 14 million reversal of prior provisions). In the second Quarter 2005, a number of factors, among which the level of the AEX, resulted in a EUR 56 million reversal (under IAS 39) resulting in a total charge for the first Half of EUR 27 million.

Concerning the **tax charge**, this year again credits appear, in higher amounts than last year, and not equally split among the two Quarters. They stem mostly from the tax incidence of the non-operating items of the periods, from the positive settlement of a tax dispute (EUR 10 million in Q1 2004; EUR 6 million in Q2 2004; EUR 15 million in Q1 2005), and finally by the positive tax incidence of impairments made on participations (EUR 17 million in Q1 04; EUR 41 million in Q2 2004; EUR 17 million in Q1 2005; EUR 3 million in Q2 2005).

Results from Central Assets and non-operating items*

in millions of EUR	Q2 2004	Q2 2005	H1 2004	H1 2005
Income	78	69	215	128
Costs	(48)	(66)	(104)	(125)
Gross operating income	**30**	**2**	**112**	**3**
Cost of risk	1	55	(2)	(28)
Impairment on (in)tangible assets	(7)	1	(16)	1
Tax expenses	40	0	69	80
Minority interests	(6)	(3)	(11)	(5)
Net income – Group share	**59**	**56**	**152**	**50**

* Pro forma for Q2 2004 and H1 2004.

Commenting on the results, Pierre Richard, Group Chief Executive Officer and Chairman of the Management Board, declared:

" We are quite satisfied with this set of results, because, in our key businesses, they exceed our targets.

Owing to a determined and successful commercial activity, our book of business has grown very strongly, particularly in Public Finance, and we have put in store the drivers of recurring revenues for the future.

We also managed to increase the business without compromising with our two key objectives of delivering a high return on capital and of keeping our total cost-income ratio at the desired level, despite the expenditure made on the development of our global franchise.

It is also remarkable that the integration program of Artesia BC has delivered and even exceeded its objectives, and suffered no delay.

The – sometimes impressively – rapid development of our affairs has not prevented us from managing our capital in a most disciplined way, and among other to continue to buyback our own shares, while ending up with excess capital at mid year.

We are confident that the whole of 2005 results will be in the trajectory of our medium term goals, in terms of efficiency, profitability and growth, and after the record performance of 2004."

PIERRE RICHARD,
Group Chief Executive Officer
Chairman of the Management Board

ACTIVITY AND FINANCIAL RESULTS

EARNINGS PER SHARE (IN EUR)


Dexia GAAP
EU GAAP
0.66
0.75
0.85
0.98
1.15
1.25
1.13
1.24
1.58
1996 1997 1998 1999 2000 2001 2002 2003 2004
0.46
0.43
0.89
0.43
0.46
0.89
Q1 2004 Q2 2004 H1 2004 Q1 2005 Q2 2005 H1 2005

COST-INCOME RATIO (%)


Dexia GAAP
EU GAAP
Reported
Underlying
53.9
54.8
59.0
58.9
59.2
55.9
1999 2000 2001 2002 2003 2004
52.3
54.1
54.0
54.9
H1 2004 H1 2005 H1 2004 H1 2005

RETURN ON EQUITY (%)[1]


Dexia GAAP
EU GAAP
15.7
17.7
18.7
16.2
16.5
19.8
1999 2000 2001 2002 2003 2004
19.0
19.3
H1 2004 H1 2005

1 The ratio between the annualized net income - Group share, and the weighted average core shareholders' equity (estimated dividend for the period deducted).

STATEMENT OF INCOME (YEAR-TO-DATE)

in millions of EUR	H1 2004[1]	H1 2005[2]	Evolution	H1 2004[1] pro forma	Evolution pro forma[3] total	Evolution pro forma[3] underlying[4]
Income	**2,865**	**2,896**	**+1.1%**	**2,850**	**+1.6%**	**+3.5%**
of which net commissions	*545*	*583*	*+7.0%*	*534*	*+9.0%*	*+7.6%*
Costs	**(1,499)**	**(1,566)**	**+4.5%**	**(1,487)**	**+5.3%**	**+5.2%**
Gross operating income	**1,366**	**1,330**	**-2.6%**	**1,364**	**-2.5%**	**+1.6%**
Cost of risk	(22)	(50)	x2.3	(22)	x2.3	-2.3%
Impairments on (in)tangible assets	(16)	1	n.s.	(16)	n.s.	n.s.
Tax expense	(280)	(272)	-2.9%	(280)	-2.6%	-6.7%
Net income	**1,048**	**1,009**	**-3.7%**	**1,046**	**-3.5%**	**+5.0%**
Minority interests	43	27	-37.6%	42	-36.5%	-33.9%
Net income - Group share	**1,005**	**982**	**-2.3%**	**1,003**	**-2.1%**	**+6.9%**

STATEMENT OF INCOME (QUARTERLY)

in millions of EUR	Q2 2004[1]	Q2 2005[2]	Evolution	Q2 2004[1] pro forma	Evolution pro forma[3] total	Evolution pro forma[3] underlying[4]
Income	**1,408**	**1,443**	**+2.6%**	**1,409**	**+2.5%**	**+1.9%**
of which net commissions	*275*	*293*	*+6.5%*	*277*	*+5.7%*	*+4.3%*
Costs	**(756)**	**(793)**	**+5.0%**	**(757)**	**+4.8%**	**+4.6%**
Gross operating income	**652**	**650**	**-0.3%**	**652**	**-0.3%**	**-1.4%**
Cost of risk	(8)	41	n.s.	(8)	n.s.	+50.1%
Impairments on (in)tangible assets	(7)	2	n.s.	(7)	n.s.	n.s.
Tax expense	(130)	(172)	+32.0%	(130)	+31.9%	-6.6%
Net income	**507**	**521**	**+2.8%**	**507**	**+2.7%**	**-0.2%**
Minority interests	20	13	-36.8%	20	-36.8%	-35.8%
Net income - Group share	**486**	**508**	**+4.4%**	**486**	**+4.4%**	**+1.5%**

STATEMENT OF INCOME: FROM REPORTED TO UNDERLYING[4] PRO FORMA[3]

in millions of EUR	Q2 2004[1]	Q2 2005[2]	Evolution	H1 2004[1]	H1 2005[2]	Evolution
Income reported	**1,408**	**1,443**	**+2.6%**	**2,865**	**2,896**	**+1.1%**
Changes in consolidation scope	*1*	*0*	*n.s.*	*(15)*	*0*	*n.s.*
Income pro forma	**1,409**	**1,443**	**+2.5%**	**2,850**	**2,896**	**+1.6%**
Non-operating items	*20*	*28*	*+45.1%*	*98*	*47*	*-52.5%*
Underlying income	**1,389**	**1,415**	**+1.9%**	**2,752**	**2,850**	**+3.5%**
Costs reported	**(756)**	**(793)**	**+5.0%**	**(1,499)**	**(1,566)**	**+4.5%**
Changes in consolidation scope	*(1)*	*0*	*n.s.*	*12*	*0*	*n.s.*
Costs pro forma	**(757)**	**(793)**	**+4.8%**	**(1,487)**	**(1,566)**	**+5.3%**
Non-operating items	*1*	*(1)*	*n.s.*	*1*	*(1)*	*n.s.*
Underlying costs	**(758)**	**(792)**	**+4.6%**	**(1,488)**	**(1,565)**	**+5.2%**
Gross operating income pro forma	**652**	**650**	**-0.3%**	**1,364**	**1,330**	**-2.5%**
Non-operating items	*20*	*27*	*+33.4%*	*99*	*45*	*-54.0%*
Underlying gross operating income	**632**	**623**	**-1.4%**	**1,265**	**1,285**	**+1.6%**
Cost of risk pro forma	**(8)**	**41**	**n.s.**	**(22)**	**(50)**	**x2.3**
Non-operating items	*1*	*56*	*n.s.*	*1*	*(27)*	*n.s.*
Underlying cost of risk	**(10)**	**(15)**	**+50.1%**	**(23)**	**(22)**	**-2.3%**
Net income - Group share reported	**486**	**508**	**+4.4%**	**1,005**	**982**	**-2.3%**
Changes in consolidation scope	*0*	*0*	*n.s.*	*(2)*	*0*	*n.s.*
Net income - Group share pro forma	**486**	**508**	**+4.4%**	**1,003**	**982**	**-2.1%**
Non-operating items	*57*	*72*	*+26.2%*	*150*	*70*	*-53.3%*
Underlying net income - Group share	**429**	**436**	**+1.5%**	**854**	**912**	**+6.9%**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Pro forma for H1 2004 and Q2 2004 essentially due to the acquisition of FMS Hoche and the sale of Kempen & Co and SMBP.
4 *i.e. excluding the non-operating factors (described on page 20 of this report).*

KEY RATIOS

	Q2 2004[1]	Q2 2005[2]	June 30, 2004[1]	June 30, 2005[2]
Earnings per share (EPS)				
- basic[3]	EUR 0.43	EUR 0.46	EUR 0.89	EUR 0.89
- diluted[4]	EUR 0.43	EUR 0.46	EUR 0.89	EUR 0.89
Profit margin[5]	36.0%	36.1%	36.6%	34.8%
Cost-income ratio[6]	53.7%	55.0%	52.3%	54.1%
Cost of risk banking activities (annualized)[7]	0.01%	n.s.	0.01%	0.03%
Return on equity (annualized)[8]	18.9%	19.2%	19.0%	19.3%

UNDERLYING KEY RATIOS

	Q2 2004[1]	Q2 2005[2]	June 30, 2004[1]	June 30, 2005[2]
Underlying cost-income ratio[6,9]	54.5%	56.0%	54.0%	54.9%
Underlying cost of risk banking activities (annualized)[7,9]	0.02%	0.02%	0.01%	0.01%

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 The ratio between net income - Group share and weighted average number of shares.
4 The ratio between net income - Group share and weighted average diluted number of shares.
5 The ratio between net income and income.
6 The ratio between costs and income.
7 The ratio between the annualized net cost of risk (i.e. excluding credit enhancement) and the gross outstanding loans and advances to customers and off-balance sheet financing commitments.
8 The ratio between the annualized net income - Group share and the weighted average core shareholders' equity (estimated dividend for the period deducted).
9 i.e. excluding non-operating items.

BALANCE SHEET AND NET ASSETS

in millions of EUR, except where indicated	June 30, 2004[1]	Jan. 1, 2005[2]	June 30, 2005[2]	*Evolution* June 30, 2005/ Jan. 1, 2005
Total assets	**367,032**	**405,926**	**483,422**	**+19.1%**
of which				
Loans and advances to customers	162,333	170,595	177,485	+4.0%
Loans and securities available for sale	114,421	126,204	157,469	+24.8%
Total liabilities	**355,218**	**392,852**	**469,631**	**+19.5%**
of which				
Customers borrowings and deposits	89,106	93,055	103,268	+11.0%
Debt securities	137,286	146,101	168,396	+15.3%
Total equity	**11,814**	**13,074**	**13,791**	**+5.5%**
of which				
Core shareholders' equity	11,314	10,713	10,708	n.s.
Total shareholders' equity	11,347	12,377	12,891	+4.2%
Net assets per share (in EUR)[3]				
- related to core shareholders' equity[4]		9.07	9.49	+4.6%
- related to total shareholders' equity[5]		10.58	11.49	+8.6%

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 The ratio between shareholders' equity (estimated dividend for the period deducted) and the number of shares (after deduction of treasury shares) at end of period.
4 Without AFS, CFH reserve and cumulative translation adjustments.
5 With AFS, CFH reserve and cumulative translation adjustments.

CAPITAL ADEQUACY

in millions of EUR, except where indicated	Jan 1, 2005[1]	March 31, 2005[1]	June 30, 2005[1]	*Evolution* June 30, 2005/ Jan. 1, 2005	*Evolution* June 30, 2005/ March 31, 2005
Tier 1 capital[2]	10,336	10,567	10,764	4.1%	1.9%
Total regulatory capital[2]	11,460	11,468	11,637	1.5%	1.5%
Risk-weighted assets	103,355	109,542	114,485	10.8%	4.5%
Tier 1 ratio[2]	10.0%	9.6%	9.4%		
Capital adequacy ratio[2]	11.1%	10.5%	10.2%		

1 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 For the calculation of this ratio, the profit for the financial year minus the pro rata dividend (estimated for the period) is included in the equity.

MAIN ITEMS REPORTED AS "NON-OPERATING" IN 2004 AND 2005 (first and second Quarters)

The "non-operating" factors comprise both the nonrecurring items as previously reported, and from now on the variations of the marked-to-market value of FSA's CDS portfolio. The latter instruments being classified as derivatives, the variation of the market value during the reporting period is taken as a trading result; this treatment under IAS 39 is however deceptive for a good understanding of the economic results, as this portfolio is composed of AAA-rated instruments, which FSA is committed to insure until maturity. Thus, the positive or negative marked-to-market variations on this book in any period are not underlying results, as they will eventually add up to zero.

Income

In Q1 2004: net revenues on the credit link notes (CLN portfolio) (EUR -10.8 million); utilization of Legiolease provision (EUR +9.8 million); capital gain on sale of equities (EUR +8.8 million); capital gain on long-term investments (EUR +53.8 million); impairment on long-term investments (EUR -7.3 million); effect of disposal of properties (EUR +16.5 million); reimbursement of default interests following a settlement with the fiscal authorities (EUR +7.3 million).

In Q2 2004: net revenues on the CLN portfolio (EUR +8.1 million); utilization of Legiolease provision (EUR +10.0 million); losses on sale of portfolio holdings (EUR -9.6 million); effect of disposal of properties (EUR +3.5 million); reimbursement of default interests following a settlement with the fiscal authorities (EUR +1.0 million).

In Q1 2005: interest discount on loans accepting Dexia Offer (EUR +9.2 million); capital gain on sale of equities (EUR +7.1 million); capital gain on long-term investments (EUR +4.1 million); marking to market of FSA's CDS portfolio (EUR -2.2 million).

In Q2 2005: interest discount on loans accepting Dexia Offer (EUR +8.6 million); capital gain on sale of equities (EUR +28.3 million); marking to market of FSA's CDS portfolio (EUR -11.3 million).

Cost of risk

In Q1 2005: net charge for Legiolease at Dexia Bank Nederland (EUR -83.0 million).

In Q2 2005: release of prior provisions for Legiolease at Dexia Bank Nederland (EUR +56 million).

Impairments on goodwill

In Q1 2004: accelerated goodwill amortization (EUR -9.9 million) following impairments on a participation.

In Q2 2004: accelerated goodwill amortization (EUR -6.2 million) following impairments on participations.

Taxes

All the items above are before tax. The amount of corresponding taxes, at appropriate rates, is treated as a non-operating item in the total amount of taxation. The individual tax incidence of some items is specified below, as well as particular tax entries.

In Q1 2004: reimbursement of taxes following a settlement with the fiscal authorities (EUR +10.2 million); tax credit caused by the impairment of a participation (EUR +17.3 million).

In Q2 2004: reimbursement of taxes following a settlement with the fiscal authorities (EUR +6.1 million); tax credit caused by the impairment of participations (EUR +40.6 million).

In Q1 2005: reimbursement of taxes following a settlement with the fiscal authorities (EUR +15.4 million); tax credit caused by the impairment of a participation (EUR +17.0 million); write-back of a tax provision (EUR +6.5 million).

In Q2 2005: tax credit related to the impairment of a participation (EUR +3.4 million).

II OPERATIONS AND RESULTS OF THE BUSINESSES

STATEMENT OF INCOME

INCLUDING NON-OPERATING ITEMS[1]

H1 2005[2]

in millions of EUR, except where indicated	Public/Project Finance and Credit Enhancement		Investment Management and Insurance Services	Treasury and Financial Markets	Central Assets	Dexia
Income	**1,079**	1,109	339	233	137	2,896
of which net commissions	*86*	*366*	*107*	*11*	*13*	*583*
Costs	**(366)**	(790)	(200)	(85)	(125)	(1,566)
Gross operating income	**713**	319	139	148	11	1,330
Cost of risk	(7)	(15)	0	0	(28)	(50)
Impairments on (in)tangible assets	0	0	0	0	1	1
Tax expense	(214)	(92)	(25)	5	55	(272)
Net income	**491**	212	114	153	39	1,009
Minority interests	18	0	2	1	5	27
Net income - Group share	**473**	213	112	152	34	982
Cost-income ratio	34.0%	71.2%	58.9%	36.6%	n.s.	54.1%
Allocated equity (end of period)	4,228	1,747	761	915	1,167	8,818
Risk-weighted assets	53,653	24,510	2,108	26,235	7,979	114,485

1 Described on page 20.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

CONTRIBUTION TO THE UNDERLYING* NET INCOME - GROUP SHARE

H1 2005



51%
22%

- Public/Project Finance and Credit Enhancement
- Personal Financial Services
- Investment Management and Insurance Services
- Treasury and Financial Markets

* i.e. excluding non-operating items.

II OPERATIONS AND RESULTS OF THE BUSINESSES

Public/Project Finance and Credit Enhancement

ACTIVITY STATISTICS

All statistics hereunder relate to the underwriting, acceptance or purchase of public/project finance sector debt obligations, under the form of long-term loans, notes and bonds, liquidity guarantees, all forms of credit procurement as applicable in those countries where Dexia operates. Due to the specificities of the business in that country, production statistics are reported excluding Germany. The short-term facilities are not included.

	LONG-TERM ORIGINATIONS				LONG-TERM COMMITMENTS[1]		
in millions of EUR	Q2 2005	H1 2004	H1 2005	*Evolution* H1 2005/ H1 2004	June 30, 2004	June 30, 2005	*Evolution* June 30, 2005/ June 30, 2004
Fully-consolidated subsidiaries							
Belgium[2]	1,545	1,915	2,862	+49.5%	25,944	27,164	+4.7%
France	1,579	3,373	3,258	-3.4%	51,481	54,757	+6.4%
Luxembourg	417	163	555	x3.4	1,314	2,475	+88.4%
The Netherlands	102	192	187	-2.8%	691	771	+11.6%
United Kingdom	690	1,235	1,124	-9.0%	4,745	5,798	+22.2%
Sweden	276	390	467	+19.6%	3,134	3,522	+12.4%
Italy	1,571	2,246	3,515	+56.5%	26,302	30,098	+14.4%
Spain	444	901	1,338	+48.5%	4,609	6,203	+34.6%
Central and Eastern Europe[3]	1,365	121	1,784	x14.7	482	2,262	x4.7
America	3,007	2,646	5,639	x2.1	26,688	37,812	+41.7%
Other[4]	1,913	1,373	4,057	x3.0	7,108	12,298	+73.0%
Fully-consolidated subsidiaires without Germany	**12,909**	**14,554**	**24,785**	**+70.3%**	**152,497**	**183,160**	**+20.1%**
Germany	2,334	4,094	4,922	+20.3%	30,571	33,416	+9.3%
Fully-consolidated subsidiaires with Germany	**15,243**	**18,648**	**29,707**	**+59.3%**	**183,068**	**216,576**	**+18.3%**
of which public sector	*13,407*	*14,953*	*26,246*	*+75.5%*	*167,156*	*199,936*	*+19.6%*
of which corporate & project finance	*1,836*	*3,695*	*3,461*	*-6.3%*	*15,912*	*16,640*	*+4.6%*
Equity-accounted companies							
Austria (Kommunalkredit Austria)[5]	1,899	1,680	3,169	+88.6%	8,710	15,153	+74.0%
Total managed by the Dexia Group	**17,142**	**20,328**	**32,876**	**+61.7%**	**191,779**	**231,729**	**+20.8%**

1 These amounts are stated at current exchange rate.
2 The activities realized by Dexia Bank Belgium outside Belgium are transferred to "other" since January 1, 2005. Previous figures have been restated.
3 "Central and Eastern Europe" gathers all the activities of Dexia Kommunalkredit Bank and its two subsidiaries in Slovakia and Poland.
4 "Other" includes the activities of the Pacific area and Israël as well as the transactions carried out by Head Office in countries where the Group has no direct presence.
5 Corresponding to 100% of new lending/outstanding loans of Kommunalkredit Austria, which is 49%-owned by Dexia.

DEPOSIT-TAKING SERVICES AND INVESTMENT PRODUCTS (INCLUDING OFF-BALANCE SHEET PRODUCTS)

in millions of EUR	June 30, 2004	June 30, 2005	*Evolution* June 30, 2005/ June 30, 2004
Balance sheet	13,438	17,280	+28.6%
Off-balance sheet	9,116	10,421	+14.3%
Total	**22,554**	**27,701**	**+22.8%**

FSA: EVOLUTION OF THE ACTIVITY

in millions of USD	Q2 2004	Q2 2005	Evolution Q2 2005/ Q2 2004	H1 2004	H1 2005	Evolution June 30, 2005/ June 30, 2004
Gross present value originations	**270.0**	**213.2**	-21.0%	**457.2**	**405.9**	-11.2%
Municipal	184.9	105.9	-42.7%	309.9	205.4	-33.7%
US municipal obligations[1]	*136.0*	*91.2*	*-32.9%*	*225.4*	*168.0*	*-25.5%*
International municipal obligations[1]	*48.9*	*14.7*	*-69.9%*	*84.5*	*37.4*	*-55.7%*
Asset-backed obligations	67.9	86.0	+26.7%	114.6	166.4	+45.2%
US asset-backed obligations[1]	*49.9*	*59.0*	*+18.2%*	*84.8*	*119.8*	*+41.3%*
International asset-backed obligations[1]	*18.0*	*27.0*	*+50.0%*	*29.8*	*46.6*	*+56.4%*
Investment products[2]	17.2	21.3	+23.8%	32.7	34.1	+4.3%
Gross par insured of new originations	**24,324**	**30,621**	+25.9%	**44,404**	**53,763**	+21.1%
Municipal	13,589	18,265	+34.4%	25,231	31,291	+24.0%
US municipal obligations	*12,580*	*17,917*	*+42.4%*	*23,563*	*30,232*	*+28.3%*
International municipal obligations	*1,009*	*348*	*-65.5%*	*1,668*	*1,059*	*-36.5%*
Asset-backed obligations	9,306	10,466	+12.5%	16,902	18,457	x2.7
US asset-backed obligations	*8,164*	*8,409*	*+3.0%*	*13,308*	*12,592*	*x3.5*
International asset-backed obligations	*1,142*	*2,057*	*+80.1%*	*3,594*	*5,865*	*+63.2%*
Investment products	1,429	1,890	+32.3%	2,271	4,015	+76.8%
Net par insured of new originations	**19,601**	**26,191**	+33.6%	**35,495**	**45,645**	+28.6%
Municipal	9,353	15,270	+63.3%	17,590	25,095	+42.7%
US municipal obligations	*8,955*	*15,000*	*+67.5%*	*16,925*	*24,476*	*+44.6%*
International municipal obligations	*398*	*270*	*-32.2%*	*665*	*619*	*-6.9%*
Asset-backed obligations	8,819	9,031	+2.4%	15,634	16,535	x2.9
US asset-backed obligations	*7,707*	*7,057*	*-8.4%*	*12,237*	*11,054*	*x4.0*
International asset-backed obligations	*1,112*	*1,974*	*+77.5%*	*3,397*	*5,481*	*+61.3%*
Investment products	1,429	1,890	+32.3%	2,271	4,015	+76.8%

in millions of USD	June 30, 2004	June 30, 2005	Evolution June 30, 2005/ June 30, 2004
Net par outstanding	**310,208**	**339,397**	+9.4%
Municipal	182,299	208,693	+14.5%
US municipal obligations	*175,155*	*200,223*	*+14.3%*
International municipal obligations	*7,144*	*8,470*	*+18.6%*
Asset-backed obligations	120,766	120,139	-0.5%
US asset-backed obligations	*82,008*	*87,059*	*+6.2%*
International asset-backed obligations	*38,758*	*33,080*	*-14.6%*
Investment products	7,143	10,565	+47.9%

1 Present value of premiums originated (PV premiums).

2 Present value of future net interest margin from guaranteed investments contracts (GICs) issued to municipalities and other market participants.

Public/Project Finance and Credit Enhancement

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING NON-OPERATING ITEMS

in millions of EUR, except where indicated	Q2 2004[1]	Q2 2005[2]	*Evolution* Q2 2005/ Q2 2004	Year-to-date H1 2004[1]	Year-to-date H1 2005[2]	*Evolution* H1 2005/ H1 2004
Income	**500**	**551**	**+10.3%**	**999**	**1,092**	**+9.4%**
of which net commissions	*46*	*45*	*-1.9%*	*86*	*86*	*+0.6%*
Costs	**(170)**	**(186)**	**+9.2%**	**(334)**	**(366)**	**+9.8%**
Gross operating income	**330**	**365**	**+10.8%**	**665**	**726**	**+9.2%**
Cost of risk	(4)	(8)	x2.0	(16)	(7)	-54.8%
Impairments on (in)tangible assets	0	0	n.s.	0	0	n.s.
Tax expense	(95)	(109)	+14.3%	(192)	(222)	+15.6%
Net income	**230**	**248**	**+7.7%**	**457**	**497**	**+8.7%**
Minority interests	12	9	-22.6%	26	19	-28.0%
Net income - Group share	**219**	**239**	**+9.4%**	**431**	**478**	**+10.9%**
Cost-income ratio	34.1%	33.7%		33.4%	33.5%	
Annualized ROEE[3]	23.2%	22.6%		22.9%	22.6%	
Allocated equity (end of period)	3,763	4,228		3,763	4,228	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q2 2004 and H1 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Annualized return on economic equity (net income - Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]	Q2 2005[2]
TOTAL						
Income	**545**	**497**	**499**	**579**	**539**	**540**
of which net commissions	*40*	*46*	*40*	*39*	*41*	*45*
Costs	**(163)**	**(170)**	**(175)**	**(178)**	**(180)**	**(186)**
Gross operating income	**382**	**327**	**323**	**402**	**359**	**354**
Cost of risk	(12)	(4)	(1)	(13)	1	(8)
Impairments on (in)tangible assets	0	0	0	0	0	0
Tax expense	(94)	(94)	(98)	(107)	(113)	(101)
Net income	**276**	**229**	**224**	**282**	**247**	**244**
Minority interests	14	12	7	10	9	9
Net income - Group share	**262**	**217**	**217**	**272**	**238**	**235**
NON-OPERATING ITEMS[3]						
Income	**47**	**(3)**		**39**	**(2)**	**(11)**
of which net commissions						
Costs						
Gross operating income	**47**	**(3)**		**39**	**(2)**	**(11)**
Cost of risk						
Impairments on (in)tangible assets						
Tax expense	4	1		(3)	1	7
Net income	**50**	**(2)**		**36**	**(1)**	**(4)**
Minority interests						
Net income - Group share	**50**	**(2)**		**36**	**(1)**	**(4)**
UNDERLYING						
Income	**499**	**500**	**499**	**540**	**541**	**551**
of which net commissions	*40*	*46*	*40*	*39*	*41*	*45*
Costs	**(163)**	**(170)**	**(175)**	**(178)**	**(180)**	**(186)**
Gross operating income	**335**	**330**	**323**	**362**	**361**	**365**
Cost of risk	(12)	(4)	(1)	(13)	1	(8)
Impairments on (in)tangible assets	0	0	0	0	0	0
Tax expense	(97)	(95)	(98)	(104)	(114)	(109)
Net income	**226**	**230**	**224**	**246**	**248**	**248**
Minority interests	14	12	7	10	9	9
Net income - Group share	**212**	**219**	**217**	**236**	**239**	**239**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

3 Described on page 20.

II OPERATIONS AND RESULTS OF THE BUSINESSES

Personal Financial Services

CUSTOMER ASSETS & LIABILITIES

	2004			2005		Evolution	Evolution
in millions of EUR	June 30	Sept. 30	Dec. 31	March 31	June 30	June 30, 2005/ March 31, 2005	June 30, 2005/ June 30, 2004
Balance-sheet products	56,521	56,221	55,661	55,779	55,725	-0.1%	-1.4%
Off-balance sheet products	50,919	51,432	53,056	55,626	58,816	+5.7%	+15.5%
Insurance	7,167	7,485	7,986	8,020	8,516	+6.2%	+18.8%
Total customer assets	**114,608**	**115,138**	**116,703**	**119,425**	**123,057**	**+3.0%**	**+7.4%**
Total customer liabilities	**25,813**	**25,997**	**26,382**	**26,650**	**27,414**	**+2.9%**	**+6.2%**
Total customer assets & liabilities	**140,421**	**141,135**	**143,085**	**146,076**	**150,471**	**+3.0%**	**+7.2%**

RETAIL BANKING

	2004			2005		Evolution	Evolution
in millions of EUR	June 30	Sept. 30	Dec. 31	March 31	June 30	June 30, 2005/ March 31, 2005	June 30, 2005/ June 30, 2004
Deposits	31,334	31,059	31,224	32,087	32,793	+2.2%	+4.7%
Sight accounts	*5,414*	*4,990*	*5,023*	*5,610*	*5,931*	*+5.7%*	*+9.5%*
Savings accounts	*25,920*	*26,070*	*26,201*	*26,476*	*26,862*	*+1.5%*	*+3.6%*
Savings bonds & term deposits	14,222	13,724	12,755	12,176	11,413	-6.3%	-19.8%
Bonds issued by the Group	5,783	6,045	6,081	6,365	6,662	+4.7%	+15.2%
Mutual funds	16,091	16,190	17,369	18,155	19,412	+6.9%	+20.6%
Life insurance technical reserves	5,438	5,687	6,073	6,289	6,602	+5.0%	+21.4%
Direct securities[1]	5,360	5,351	5,431	6,161	6,305	+2.3%	+17.6%
Total customer assets	**78,228**	**78,057**	**78,933**	**81,232**	**83,188**	**+2.4%**	**+6.3%**
Loans to customers	17,276	17,484	17,895	18,040	18,628	+3.3%	+7.8%
Mortgage loans	*14,948*	*15,199*	*15,524*	*15,770*	*16,327*	*+3.5%*	*+9.2%*
Consumer loans	*2,328*	*2,285*	*2,371*	*2,270*	*2,301*	*+1.4%*	*-1.2%*
Loans to SMEs and the self-employed	6,105	5,987	5,963	6,096	6,262	+2.7%	+2.6%
Total loans to customers	**23,381**	**23,470**	**23,858**	**24,136**	**24,890**	**+3.1%**	**+6.5%**

1 Customers' financial assets (such as shares, bonds and cooperator's shares) held under custody by the bank.

PRIVATE BANKING

	2004			2005		Evolution	Evolution
in millions of EUR	June 30	Sept. 30	Dec. 31	March 31	June 30	June 30, 2005/ March 31, 2005	June 30, 2005/ June 30, 2004
Cash management	1,742	1,957	2,023	1,712	1,899	+10.9%	+9.0%
Deposits	8,735	8,997	9,293	9,252	9,290	+0.4%	+6.4%
Mandates	6,815	6,744	6,894	7,137	7,616	+6.7%	+11.8%
Mutual funds	7,375	7,352	7,668	7,964	8,646	+8.6%	+17.2%
Structured products	3,184	3,415	2,917	3,054	3,184	+4.2%	-
Life insurance technical reserves	1,729	1,798	1,913	1,731	1,913	+10.5%	+10.7%
Direct securities[1]	6,800	6,817	7,061	7,342	7,322	-0.3%	+7.7%
Total customer assets	**36,379**	**37,080**	**37,770**	**38,193**	**39,869**	**+4.4%**	**+9.6%**
Total loans to customers	**2,432**	**2,527**	**2,524**	**2,514**	**2,524**	**+0.4%**	**+3.8%**

1 Customers' financial assets (such as shares, bonds and cooperator's shares) held under custody by the bank.

Personal Financial Services

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING NON-OPERATING ITEMS

in millions of EUR, except where indicated	Q2 2004[1]	Q2 2005[2]	*Evolution* Q2 2005/ Q2 2004	Year-to-date H1 2004[1]	Year-to-date H1 2005[2]	*Evolution* H1 2005/ H1 2004
Income	**534**	**557**	**+4.2%**	**1,065**	**1,104**	**+3.6%**
of which net commissions	*171*	*180*	*+5.4%*	*337*	*366*	*+8.7%*
Costs	**(406)**	**(397)**	**-2.1%**	**(788)**	**(790)**	**+0.2%**
Gross operating income	**129**	**160**	**+24.3%**	**277**	**314**	**+13.3%**
Cost of risk	(6)	(5)	-5.7%	(15)	(15)	-3.4%
Impairments on goodwill	0	0	n.s.	0	0	n.s.
Tax expense	(41)	(48)	+17.9%	(82)	(92)	+11.9%
Net income	**82**	**107**	**+29.5%**	**180**	**207**	**+15.3%**
Minority interests	(1)	0	n.s.	(1)	0	n.s.
Net income - Group share	**83**	**107**	**+28.2%**	**181**	**208**	**+14.9%**
Cost-income ratio	75.9%	71.3%		74.0%	71.5%	
Annualized ROEE[3]	20.3%	24.4%		22.0%	23.8%	
Allocated equity (end of period)	1,641	1,747		1,641	1,747	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q2 2004 and H1 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

3 Annualized return on economic equity (net income - Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]	Q2 2005[2]
	TOTAL					
Income	**531**	**532**	**546**	**560**	**551**	**558**
of which net commissions	*166*	*171*	*154*	*180*	*186*	*180*
Costs	**(382)**	**(406)**	**(394)**	**(396)**	**(393)**	**(397)**
Gross operating income	**149**	**126**	**152**	**164**	**158**	**161**
Cost of risk	(10)	(6)	(8)	(13)	(9)	(5)
Impairments on (in)tangible assets	0	0	0	(3)	0	0
Tax expense	(41)	(40)	(44)	(54)	(44)	(48)
Net income	**98**	**81**	**101**	**94**	**105**	**107**
Minority interests	0	(1)	(2)	1	0	0
Net income - Group share	**98**	**82**	**102**	**93**	**105**	**107**
	NON-OPERATING ITEMS[3]					
Income		**(3)**	**1**	**7**	**4**	**1**
of which net commissions						
Costs						
Gross operating income		**(3)**	**1**	**7**	**4**	**1**
Cost of risk						
Impairments on (in)tangible assets				(3)		
Tax expense		1				
Net income		**(1)**		**4**	**4**	
Minority interests						
Net income - Group share		**(1)**		**4**	**4**	
	UNDERLYING					
Income	**531**	**534**	**545**	**553**	**547**	**557**
of which net commissions	*166*	*171*	*154*	*180*	*186*	*180*
Costs	**(382)**	**(406)**	**(394)**	**(396)**	**(393)**	**(397)**
Gross operating income	**149**	**129**	**152**	**157**	**154**	**160**
Cost of risk	(10)	(6)	(8)	(13)	(9)	(5)
Impairments on (in)tangible assets	0	0	0	0	0	0
Tax expense	(41)	(41)	(44)	(54)	(44)	(48)
Net income	**98**	**82**	**100**	**90**	**101**	**107**
Minority interests	0	(1)	(2)	1	0	0
Net income - Group share	**98**	**83**	**102**	**89**	**101**	**107**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

3 Described on page 20.

Investment Management and Insurance Services

(Asset Management, Fund Administration and Insurance)

ASSET MANAGEMENT

	2004			2005		Evolution	Evolution
in billions of EUR	June 30	Sept. 30	Dec. 31	March 31	June 30	June 30, 2005/ Dec. 31, 2004	June 30, 2005/ June 30, 2004
Assets under management[1]	66.6	67.6	71.5	75.7	81.4	+14.0%	+22.3%
By type of management							
Mutual funds	46.4	46.7	49.3	53.3	57.7	+16.9%	+24.3%
Private mandates	3.8	3.8	3.8	3.7	3.7	-1.1%	-2.3%
Institutional mandates	16.3	17.1	18.4	18.7	20.0	+9.1%	+22.9%
By type of fund							
Equity funds	8.6	8.4	8.8	9.2	9.9	+12.9%	+15.4%
Bond funds	10.2	10.7	13.1	15.5	16.7	+27.5%	+63.9%
Money market funds	9.5	9.5	8.6	9.0	9.8	+14.0%	+2.9%
Alternative funds	4.1	3.9	4.3	5.0	5.4	+27.8%	+33.7%
Global balance funds	7.5	7.4	7.6	7.8	8.4	+11.1%	+12.7%
Structured products	3.7	3.7	3.7	3.4	3.7	-	-
Others	2.9	3.1	3.3	3.4	3.7	+12.0%	+27.1%

1 Assets under the management of Dexia Asset Management. Assets counted twice included.

FUND ADMINISTRATION

	2004			2005		Evolution	Evolution
in billions of EUR, except where indicated	June 30	Sept. 30	Dec. 31	March 31	June 30	June 30, 2005/ Dec. 31, 2004	June 30, 2005/ June 30, 2004
Custody Services[1]							
Capital managed end of period	179.9	180.8	188.7	202.0	221.3	+17.3%	+23.0%
Central Administration Services[2]							
Capital managed end of period	172.8	173.2	188.3	198.7	211.6	+12.4%	+22.4%
Number of NAV to calculate in the year (forecast in thousands)	377	381	397	403	410	+3.2%	+8.7%
Transfer Agent Services							
Assets managed end of period	310.7	310.5	336.0	363.3	388.6	+15.7%	+25.1%
Number of subscriptions/repurchase of the quarter (in millions)	1.84	1.76	2.15	1.97	1.83	-14.9%	-0.7%

1 Mandates to DFS only.
2 The activities of the newly acquired FMS Hoche are included since January 1, 2005. Previous figures have been restated.

EARNED INSURANCE PREMIUMS

in millions of EUR	Q2 2004	Q2 2005	Evolution Q2 2005/ Q2 2004	H1 2004	H1 2005	Evolution H1 2005/ H1 2004
Life	595	740	+24.3%	1,135	1,468	+29.3%
Nonlife	94	105	+11.8%	212	218	+2.9%
Total	**688**	**845**	**+22.8%**	**1,346**	**1,686**	**+25.2%**

Investment Management and Insurance Services

(Asset Management, Fund Administration and Insurance)

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING NON-OPERATING ITEMS

in millions of EUR, except where indicated	Q2 2004[1]	Q2 2005[2]	Evolution Q2 2005/ Q2 2004	Year-to-date H1 2004[1]	Year-to-date H1 2005[2]	Evolution H1 2005/ H1 2004
Income	**173**	**172**	**-0.6%**	**317**	**339**	**+7.1%**
of which net commissions	*55*	*58*	*+5.9%*	*98*	*107*	*+8.5%*
Costs	**(92)**	**(101)**	**+10.2%**	**(180)**	**(200)**	**+10.7%**
Gross operating income	**81**	**70**	**-12.9%**	**136**	**139**	**+2.4%**
Cost of risk	0	0	n.s.	0	0	n.s.
Impairments on goodwill	0	0	n.s.	0	0	n.s.
Tax expense	(17)	(15)	-11.1%	(30)	(25)	-15.7%
Net income	**64**	**55**	**-13.5%**	**106**	**114**	**+8.0%**
Minority interests	3	2	-45.6%	5	2	-52.7%
Net income - Group share	**61**	**54**	**-11.9%**	**100**	**112**	**+11.2%**
Cost-income ratio	53.3%	59.1%		57.0%	58.9%	
Annualized ROEE[3]	35.3%	28.1%		29.1%	29.3%	
Allocated equity (end of period)	690	761		690	761	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q2 2004 and H1 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

3 Annualized return on economic equity (net income - Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]	Q2 2005[2]
	TOTAL					
Income	**144**	**173**	**143**	**180**	**168**	**172**
of which net commissions	*43*	*55*	*35*	*59*	*48*	*58*
Costs	**(88)**	**(94)**	**(97)**	**(102)**	**(98)**	**(101)**
Gross operating income	**56**	**78**	**46**	**78**	**69**	**70**
Cost of risk	(0)	0	0	0	0	0
Impairments on (in)tangible assets	(2)	0	0	0	0	0
Tax expense	(9)	(16)	(11)	(21)	(10)	(15)
Net income	**44**	**62**	**35**	**56**	**59**	**55**
Minority interests	2	3	1	3	1	2
Net income - Group share	**41**	**59**	**34**	**53**	**58**	**54**
	NON-OPERATING ITEMS[3]					
Income				**9**		
of which net commissions						
Costs		**(3)**				
Gross operating income		**(3)**		**9**		
Cost of risk						
Impairments on (in)tangible assets	(2)					
Tax expense	4	1				
Net income	**2**	**(2)**		**9**		
Minority interests						
Net income - Group share	**2**	**(2)**		**9**		
	UNDERLYING					
Income	**144**	**173**	**143**	**171**	**168**	**172**
of which net commissions	*43*	*55*	*35*	*59*	*48*	*58*
Costs	**(88)**	**(92)**	**(97)**	**(102)**	**(98)**	**(101)**
Gross operating income	**56**	**81**	**46**	**69**	**69**	**70**
Cost of risk	0	0	0	0	0	0
Impairments on (in)tangible assets	0	0	0	0	0	0
Tax expense	(13)	(17)	(11)	(21)	(10)	(15)
Net income	**42**	**64**	**35**	**48**	**59**	**55**
Minority interests	2	3	1	3	1	2
Net income - Group share	**40**	**61**	**34**	**44**	**58**	**54**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q2 2004 and H1 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

3 Described on page 20.

Treasury and Financial Markets

UNDERLYING STATEMENT OF INCOME

EXCLUDING NON-OPERATING ITEMS

in millions of EUR, except where indicated	Q2 2004[1]	Q2 2005[2]	Evolution Q2 2005/ Q2 2004	Year-to-date H1 2004[1]	Year-to-date H1 2005[2]	Evolution H1 2005/ H1 2004
Income	**124**	**95**	**-23.4%**	**255**	**233**	**-8.6%**
of which net commissions	*10*	*5*	*-50.2%*	*20*	*11*	*-45.9%*
Costs	**(41)**	**(43)**	**+4.3%**	**(81)**	**(85)**	**+5.3%**
Gross operating income	**83**	**52**	**-37.1%**	**174**	**148**	**-15.0%**
Cost of risk	0	0	n.s.	11	0	n.s.
Impairments on goodwill	0	0	n.s.	0	0	n.s.
Tax expense	(18)	0	n.s.	(44)	(12)	-72.0%
Net income	**66**	**53**	**-20.0%**	**141**	**136**	**-3.6%**
Minority interests	1	0	n.s.	1	1	n.s.
Net income - Group share	**65**	**53**	**-19.5%**	**140**	**135**	**-3.5%**
Cost-income ratio	33.0%	45.0%		31.8%	36.6%	
Annualized ROEE[3]	22.4%	23.0%		23.9%	29.4%	
Allocated equity (end of period)	1,166	915		1,166	915	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q2 2004 and H1 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Annualized return on economic equity (net income - Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]	Q2 2005[2]
	TOTAL					
Income	**120**	**136**	**88**	**140**	**138**	**95**
of which net commissions	*7*	*6*	*7*	*6*	*6*	*5*
Costs	**(40)**	**(41)**	**(42)**	**(39)**	**(42)**	**(43)**
Gross operating income	**80**	**95**	**46**	**101**	**95**	**52**
Cost of risk	11	0	4	5	1	0
Impairments on (in)tangible assets	(7)	0	0	0	0	0
Tax expense	(9)	14	(3)	(29)	4	0
Net income	**74**	**109**	**47**	**76**	**100**	**53**
Minority interests	1	1	1	0	1	0
Net income - Group share	**73**	**109**	**47**	**76**	**99**	**53**
	NON-OPERATING ITEMS[3]					
Income	**(10)**	**11**		**34**		
of which net commissions	*(3)*	*(4)*				
Costs						
Gross operating income	**(10)**	**11**		**34**		
Cost of risk						
Impairments on (in)tangible assets	(7)					
Tax expense	17	32		(2)	17	
Net income	**(1)**	**43**		**31**	**17**	
Minority interests						
Net income - Group share	**(1)**	**43**		**31**	**17**	
	UNDERLYING					
Income	**130**	**124**	**88**	**106**	**138**	**95**
of which net commissions	*10*	*10*	*8*	*6*	*6*	*5*
Costs	**(40)**	**(41)**	**(42)**	**(39)**	**(42)**	**(43)**
Gross operating income	**90**	**83**	**46**	**67**	**95**	**52**
Cost of risk	11	0	4	5	1	0
Impairments on (in)tangible assets	0	0	0	0	0	0
Tax expense	(26)	(18)	(3)	(27)	(13)	0
Net income	**75**	**66**	**48**	**45**	**83**	**53**
Minority interests	1	1	1	0	1	0
Net income - Group share	**74**	**65**	**47**	**45**	**82**	**53**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Described on page 20.

Central Assets

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]	Q2 2005[2]
	TOTAL					
Income	**101**	**72**	**45**	**(19)**	**57**	**79**
of which net commissions	*3*	*(1)*	*(32)*	*(3)*	*9*	*4*
Costs	**(56)**	**(45)**	**(59)**	**(79)**	**(59)**	**(66)**
Gross operating income	**46**	**27**	**(14)**	**(98)**	**(2)**	**13**
Cost of risk	(2)	1	4	(182)	(83)	55
Impairments on (in)tangible assets	0	(7)	(1)	1	0	1
Tax expense	4	5	5	213	62	(7)
Net income	**47**	**26**	**(6)**	**(66)**	**(23)**	**62**
Minority interests	5	6	4	1	3	2
Net income - Group share	**42**	**20**	**(9)**	**(67)**	**(25)**	**59**
	NON-OPERATING ITEMS[3]					
Income	**42**	**14**	**9**	**(14)**	**16**	**39**
of which net commissions						
Costs		**3**	**(1)**			**(1)**
Gross operating income	**42**	**17**	**8**	**(14)**	**16**	**38**
Cost of risk	(1)	1	4	(182)	(83)	56
Impairments on (in)tangible assets		(6)				
Tax expense	2	6	(4)	173	45	(19)
Net income	**44**	**18**	**8**	**(23)**	**(22)**	**75**
Minority interests	1					
Net income - Group share	**42**	**18**	**8**	**(23)**	**(22)**	**75**
	UNDERLYING					
Income	**59**	**58**	**36**	**(5)**	**41**	**40**
of which net commissions	*3*	*(1)*	*(32)*	*(3)*	*9*	*4*
Costs	**(56)**	**(49)**	**(57)**	**(79)**	**(59)**	**(65)**
Gross operating income	**3**	**10**	**(22)**	**(84)**	**(18)**	**(25)**
Cost of risk	(2)	(1)	0	0	0	(1)
Impairments on (in)tangible assets	0	0	(1)	1	0	1
Tax expense	2	(1)	10	40	17	11
Net income	**4**	**8**	**(13)**	**(43)**	**(1)**	**(14)**
Minority interests	4	6	4	1	3	2
Net income - Group share	**0**	**2**	**(17)**	**(44)**	**(4)**	**(16)**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Described on page 20.

Dexia

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]	Q2 2005[2]
TOTAL						
Income	1,442	1,409	1,321	1,439	1,453	1,443
of which net commissions	*257*	*277*	*205*	*280*	*290*	*293*
Costs	(730)	(757)	(767)	(794)	(773)	(793)
Gross operating income	712	652	554	646	680	650
Cost of risk	(14)	(8)	(1)	(203)	(91)	41
Impairments on (in)tangible assets	(10)	(7)	(1)	(2)	0	2
Tax expense	(149)	(130)	(151)	2	(101)	(172)
Net income	539	507	401	443	489	521
Minority interests	22	20	10	16	14	13
Net income - Group share	517	486	391	427	475	508
NON-OPERATING ITEMS[3]						
Income	78	20	9	75	18	28
of which net commissions	*(3)*	*(4)*				
Costs		1	(1)			(1)
Gross operating income	78	20	8	75	18	27
Cost of risk	(1)	1	4	(182)	(83)	56
Impairments on (in)tangible assets	(10)	(6)		(3)		
Tax expense	26	41	(4)	167	63	(11)
Net income	94	57	8	57	(2)	72
Minority interests	1					
Net income - Group share	93	57	8	57	(2)	72
UNDERLYING						
Income	1,363	1,389	1,311	1,365	1,435	1,415
of which net commissions	*261*	*281*	*206*	*280*	*290*	*293*
Costs	(730)	(758)	(765)	(794)	(773)	(792)
Gross operating income	633	632	546	571	662	623
Cost of risk	(13)	(10)	(5)	(20)	(8)	(15)
Impairments on (in)tangible assets	0	0	(1)	1	0	2
Tax expense	(176)	(171)	(147)	(165)	(164)	(160)
Net income	445	450	393	386	490	449
Minority interests	20	20	10	16	14	13
Net income - Group share	424	429	383	370	477	436

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Described on page 20.

CREDIT RISKS

BREAKDOWN OF DEXIA GROUP EXPOSURE BY CATEGORY OF COUNTERPARTIES AS OF JUNE 30, 2005

Consolidated exposure: EUR 702 billion


PPEI (individuals, professionals, self-employed, SMEs) 4.6%
Project finance 1.6%
ABS/MBS 18.3%
Monolines 1.8%
Corporate 3.6%
Financial institutions 12.6%
Other 0.8%
Central governments 8.2%
Local public sector 48.5%

BREAKDOWN OF DEXIA GROUP EXPOSURE BY GEOGRAPHICAL REGION AS OF JUNE 30, 2005

Consolidated exposure: EUR 702 billion


Belgium 12.6%
France 11.9%
Others 3.4%
Japan 0.7%
South-East Asia 0.2%
Central and South America 0.1%
Germany 5.9%
Italy 7.6%
Luxembourg 1.3%
Other EU countries 13.3%
Rest of Europe 0.8%
USA & Canada 42.2%

CREDIT SPREAD PORTFOLIO QUALITY

Outstanding: EUR 51.5 billion


NIG 0.4%
BBB 1.6%
A 26.3%
AAA 45.0%
AA 26.7%

NIG: Non-investment grade

FINANCIAL SECURITY ASSURANCE

FSA INSURED PORTFOLIO AS OF JUNE 30, 2005

Total Net Par Outstanding: USD 339.4 billion*


Other Municipal 4%
Public Infrastructure 1%
Transportation 4%
Utility 10%
Housing 2%
Health Care 3%
Tax-Supported Non-General Obligations 12%
General Obligations 25%
Pooled Corporates 21%
Residential Mortgages 9%
Consumer Receivables 3%
Other Asset-Backed 6%
Municipal
Asset-Backed

OVERALL (MUNICIPAL + ASSET-BACKED SECURITIES)

Total Net Par Outstanding: USD 339.4 billion*


BBB 11%
NIG 1%
AAA 26%
A 33%
AA 29%
NIG: Non-investment grade

MUNICIPAL

Total Net Par Outstanding: USD 208.7 billion


BBB 12%
NIG 0%
AAA 2%
AA 35%
A 51%
NIG: Non-investment grade

ASSET-BACKED SECURITIES

Total Net Par Outstanding: USD 130.7 billion*


A 6%
AA 19%
BBB 9%
NIG 1%
AAA 65%
NIG: Non-investment grade

* Including FSA-insured GICs.

MARKET RISK – VALUE AT RISK[1]

in millions of EUR	Average VaR Q2 2005	Average VaR H1 2005	Maximum VaR H1 2005
Financial Engineering	6.1	5.6	9.9
Money Market	12.4	17.2	28.5
Forex	1.8	2.1	4.6
Fixed Income	1.3	1.4	2.8
Securitization	1.6	1.6	1.6
Equities	1.0	0.9	1.7
Total Dexia	**20.7**	**24.6**	**35.4**

1 Value at Risk 10 days - 99%.

CAPITAL ADEQUACY

in millions of EUR, except where indicated	Jan. 1, 2005[1]	March 31, 2005[1]	June 30, 2005[1]
Tier 1 capital[2]	10,336	10,567	10,764
Total regulatory capital[2]	11,460	11,468	11,637
Tier 1 ratio[2]	10.0%	9.6%	9.4%
Capital adequacy ratio[2]	11.1%	10.5%	10.2%

1 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 For the calculation of this ratio, the profit for the financial year minus the pro rata dividend (estimated for the period) is included in the equity.

RISK-WEIGHTED ASSETS

in millions of EUR	Jan. 1, 2005[1]	March 31, 2005[1]	June 30, 2005[1]
20% weighted counterparts	33,768	36,547	38,425
50% weighted counterparts	11,790	11,708	13,619
100% weighted counterparts	53,875	55,537	56,326
Trading portfolio	3,922	5,750	6,115
Total	**103,355**	**109,542**	**114,485**

1 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

QUALITY OF RISKS

in millions of EUR, except where indicated	June 30, 2004[1]	June 30, 2005[2]
Impaired loans	1,721	1,780
Portfolio impairments[3]	1,202	1,085
Asset quality ratio[4]	1.07%	1.02%
Coverage ratio[5]	69.8%	60.9%

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Does not include the collective impairment set aside to cover potential risk on Legiolease products.
4 The ratio between the impaired loans and the gross outstanding loans.
5 The ratio between the portfolio impairments and the impaired loans.

RATINGS (long term)

	DEXIA BANK	DEXIA CRÉDIT LOCAL	DEXIA BIL	FSA	DEXIA MUNICIPAL AGENCY
Moody's	Aa2	Aa2	Aa2	Aaa	Aaa
Standard & Poor's	AA	AA	AA	AAA	AAA
Fitch	AA+	AA+	AA+	AAA	AAA

IV SHAREHOLDER INFORMATION

SHAREHOLDER'S BASE AS OF JUNE 30, 2005

Identified institutional investors:	28.88%
of which:	
Belgium:	*3.63%*
France:	*9.85%*
Other countries:	*15.39%*
Non-identified shareholders[1]:	17.37%

1 Including individual shareholders.



Shareholders with more than 5% of the capital:	48.14%
of which:	
Arcofin:	*16.44%*
Holding Communal:	*16.36%*
Caisse des Dépôts:	*8.58%*
Ethias:	*6.76%*
Treasury Shares:	*0.66%*
Staff and Management:	4.95%

EVOLUTION OF THE NUMBER OF SHARES

	June 30, 2004	Dec. 31, 2004	June 30, 2005
Number of shares	1,136,042,643	1,145,261,366	1,096,013,736
of which treasury shares	*16,750,688*	*40,050,935*	*7,281,570*
Number of options	41,900,416	50,684,800	48,014,195
Total number of current/potential future shares[1]	**1,177,943,059**	**1,195,946,166**	**1,144,027,931**

1 For more details refer to "Legal Information" on www.dexia.com.

DATA PER SHARE

	First Half 2004	First Half 2005
Average weighted number of shares[1]	1,128,626,886	1,097,974,009
Weighted potentially dilutive shares resulting from options	3,801,995	11,720,650
Weighted average diluted number of shares[1]	1,132,428,881	1,109,694,659
Earning per Share - EPS (in EUR)		
- basic[2]	0.89	0.89
- diluted[3]	0.89	0.89

	Jan. 1, 2005	June 30, 2005
Net assets per share (in EUR)[4]		
- related to core shareholders' equity[5]	9.07	9.49
- related to total shareholders' equity[6]	10.58	11.49

1 Excluding shares held in treasury stocks.
2 The ratio between the net income - Group share and the weighted average number of shares.
3 The ratio between the net income - Group share and the weighted average diluted number of shares.
4 The ratio between the shareholders' equity (estimated dividend for the period deducted) and the number of shares (after deduction of treasury shares) at end of period.
5 Without AFS, CFH reserve and cumulative translation adjustments.
6 With AFS, CFH reserve and cumulative translation adjustments.

STOCK EXCHANGE DATA

	Dec. 31, 2004	June 30, 2005
Price per share (in EUR)[1]	16.93	18.21
Stock market capitalization (in millions of EUR)	19,384	19,958

Stock Exchange	Brussels	Paris
Share price as of Dec. 31, 2004 (in EUR)	16.92	16.93
Share price as of June 30, 2005 (in EUR)	18.21	18.21
First Half 2005		
Highest price / Lowest price (in EUR)	18.90 / 16.93	18.91 / 16.93
Average daily trading volume (in millions of EUR)	23.85	28.36
Average daily trading volume (in thousands of shares)	1,332	1,586

1 Average closing prices on Euronext Brussels and Euronext Paris.

DEXIA – CONSOLIDATED BALANCE SHEET

ASSETS

in millions of EUR		WITHOUT IAS 32&39 AND IFRS4* Jan. 1, 2004	WITHOUT IAS 32&39 AND IFRS4* June 30, 2004	WITH IAS32&39 AND IFRS4* Jan. 1, 2005	WITH IAS32&39 AND IFRS4* June 30, 2005
I.	Cash and balances with central banks	4,488	2,665	3,717	4,048
II.	Due from banks	27,812	27,134	44,278	60,615
III.	Loans and advances to customers	164,424	162,333	170,595	177,485
IV.	Loans and securities held for trading	17,488	28,957	10,555	16,370
V.	Loans and securities designated at fair value	0	0	6,066	10,307
VI.	Loans and securities available for sale	108,036	114,421	126,204	157,469
VII.	Loans and securities held to maturity	833	819	3,284	3,296
VIII.	Net positive value of derivatives	18,182	19,767	27,542	36,974
IX.	Fair value revaluation of portfolio hedge	0	0	982	2,218
X.	Investments in associates	701	756	762	780
XI.	Tangible fixed assets	1,516	1,430	1,633	1,780
XII.	Intangible assets and goodwill	717	722	736	768
XIII.	Tax assets	617	590	802	680
XIV.	Other assets	5,853	6,670	8,748	10,621
XV.	Non current assets held for sale	64	768	22	11
	Total assets	350,730	367,032	405,926	483,422

* As endorsed by the European Commission.

The notes on pages 52 to 86 are an integral part of these consolidated financial statements.

DEXIA – CONSOLIDATED BALANCE SHEET

LIABILITIES

in millions of EUR	WITHOUT IAS 32&39 AND IFRS4*		WITH IAS32&39 AND IFRS4*	
	Jan. 1, 2004	June 30, 2004	Jan. 1, 2005	June 30, 2005
I. Due to banks	68,233	78,967	87,470	119,961
II. Customer borrowings and deposits	85,079	89,106	93,055	103,268
III. Liabilities held for trading	5,514	1,527	2,069	551
IV. Liabilities designated at fair value	0	0	3,874	4,681
V. Net negative value of derivatives	20,061	21,096	36,296	46,884
VI. Fair value revaluation of portfolio hedge	0	0	1,004	1,612
VII. Debt securities	136,466	137,286	146,101	168,396
VIII. Subordinated and convertible debt	5,520	5,422	5,270	5,304
IX. Technical provisions of insurance companies	10,010	10,860	8,567	8,536
X. Provisions and other obligations	1,091	1,021	1,124	1,350
XI. Tax liabilities	918	997	1,510	1,426
XII. Other liabilities	5,915	8,251	6,512	7,662
XIII. Non current liabilities held for sale	0	685	0	0
Total liabilities	**338,809**	**355,218**	**392,852**	**469,631**

EQUITY

in millions of EUR	Jan. 1, 2004	June 30, 2004	Jan. 1, 2005	June 30, 2005
XIV. Subscribed capital	4,786	4,787	4,825	4,837
XV. Additional paid-in capital	8,915	8,915	8,993	9,021
XVI. Treasury shares	0	0	(584)	(111)
XVII. Reserves and retained earnings**	(2,267)	(3,393)	(2,521)	(4,021)
XVIII. Net income for the period	0	1,005	0	982
Core shareholders' equity	**11,434**	**11,314**	**10,713**	**10,708**
XIX. Gains and losses not recognised in the statement of income	0	33	1,664	2,183
Total shareholders' equity	**11,434**	**11,347**	**12,377**	**12,891**
XX. Minority interests	487	467	473	496
XXI. Discretionary participation features of insurance contracts	0	0	224	404
Total equity	**11,921**	**11,814**	**13,074**	**13,791**
Total liabilities and equity	**350,730**	**367,032**	**405,926**	**483,422**

* As endorsed by the European Commission.

** Net income for the period has been included in XVII. for the periods January 1, 2004 and January 1, 2005.

The notes on pages 52 to 86 are an integral part of these consolidated financial statements.

DEXIA – CONSOLIDATED STATEMENT OF INCOME

in millions of EUR		WITHOUT IAS 32&39 AND IFRS 4* June 30, 2004	WITH IAS 32&39 AND IFRS 4* June 30, 2005
I.	Interest income	26,867	27,109
II.	Interest expense	(25,047)	(25,288)
III.	Dividend income	77	92
IV.	Net income from associates	48	50
V.	Net trading income and result of hedge accounting	91	(5)
VI.	Net income on investments	126	239
VII.	Commission income	663	706
VIII.	Commission expense	(119)	(123)
IX.	Technical margin of insurance activities	145	81
X.	Other net income	14	35
	Income	**2,865**	**2,896**
XI.	Staff expense	(745)	(771)
XII.	General and administrative expense	(449)	(480)
XIII.	Network costs	(174)	(178)
XIV.	Depreciation & amortization	(108)	(112)
XV.	Deferred acquisition costs	(23)	(25)
	Costs	**(1,499)**	**(1,566)**
	Gross operating income	**1,366**	**1,330**
XVI.	Impairment on loans and provisions for credit commitments	(22)	(50)
XVII.	Impairment on tangible and intangible assets	(0)	1
XVIII.	Impairment on goodwill	(16)	0
	Net income before tax	**1,328**	**1,281**
XIX.	Tax expense	(280)	(272)
	Net income	**1,048**	**1,009**
	Attributable to minority interest	43	27
	Attributable to shareholders of the company	1,005	982
in EUR			
	Earnings per share		
	- basic	0.89	0.89
	- diluted	0.89	0.89

* As endorsed by the European Commission.

The notes on pages 52 to 86 are an integral part of these consolidated financial statements.

DEXIA – CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

CORE SHAREHOLDERS' EQUITY *in millions of EUR*	Subscribed capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Net income for the period	Core shareholders' equity
As of Dec. 31, 2003 DEXIA GAAP	4,786	8,915		(3,760)	0	9,941
Impact of first-time adoption of IFRS	0	0		1,493	0	1,493
As of Jan. 1, 2004	4,786	8,915		(2,267)	0	11,434
Movements of the period						
- Issuance of subscribed capital	1			0		1
- Sale and cancellation of treasury shares				(523)		(523)
- Dividends				(596)		(596)
- Employee share option scheme: value of employee services				1		1
- Variation of scope of consolidation				(8)		(8)
- Net income for the period					1,005	1,005
As of June 30, 2004	4,787	8,915		(3,393)	1,005	11,314

GAINS AND LOSSES NOT RECOGNIZED IN THE STATEMENT OF INCOME *in millions of EUR*	Gains and losses not recognized in the statement of income: securities (AFS)	derivatives (CFH)	associates (AFS, CFH and CTA)	Cumulative translation adjustments (CTA)	Shareholders' equity
As of Dec. 31, 2003 DEXIA GAAP				(151)	(151)
Impact of first time adoption of IFRS				151	151
As of Jan. 1, 2004				0	0
Translation adjustments				33	33
As of June 30, 2004	0	0	0	33	33

MINORITY INTERESTS *in millions of EUR*	Core equity	Gains and losses not recognized in the statement of income	Minority interests
As of Dec. 31, 2003 DEXIA GAAP	512	(27)	485
Impact of first time adoption of IFRS	(25)	27	2
As of Jan. 1, 2004	487	0	487
Movements of the period			
- Translation adjustments		3	3
- Dividends	(60)		(60)
- Variation of scope of consolidation	(6)		(6)
- Net income for the period	43		43
As of June 30, 2004	464	3	467

Core shareholders' equity	11,314
Gains and losses not recognized in the statement of income attributable to the shareholders of the company	33
Minority interests	467
TOTAL EQUITY AS OF JUNE 30, 2004	11,814

The notes on pages 52 to 86 are an integral part of these consolidated financial statements.

DEXIA – CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

CORE SHAREHOLDERS' EQUITY *in millions of EUR*	Subscribed capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Net income for the period	Core shareholders' equity
As of Dec. 31, 2004 IFRS	4,825	8,993	0	(3,368)	1,822	12,272
Transfer of net income to reserve				1,822	(1,822)	0
Impact of first-time application of IAS 32&39 and IFRS 4	0	0	(584)	(975)	0	(1,559)
As of Jan. 1, 2005	4,825	8,993	(584)	(2,521)	0	10,713
Movements of the period						
- Issuance of subscribed capital	12	28		(1)		39
- Acquisition of treasury shares			(350)			(350)
- Sale and cancellation of treasury shares			823	(814)		9
- Dividends				(677)		(677)
- Employee share option scheme: value of employee services				2		2
- Variation of scope of consolidation				1		1
- Other movements				(11)		(11)
- Net income for the period					982	982
As of June 30, 2005	4,837	9,021	(111)	(4,021)	982	10,708

GAINS AND LOSSES NOT RECOGNIZED IN THE STATEMENT OF INCOME *in millions of EUR*	Gains and losses not recognized in the statement of income: securities (AFS)	derivatives (CFH)	associates (AFS, CFH and CTA)	Cumulative translation adjustments (CTA)	Shareholders' equity
As of Dec. 31, 2004	0	0	0	(104)	(104)
Impact of first-time application of IAS 32&39 & IFRS 4	1,738	20	(2)	12	1,768
As of Jan. 1, 2005	1,738	20	(2)	(92)	1,664
Movements of the period					
- Net change in fair value through equity – Available for sale investments	751		6		757
- Net change in fair value through equity – Cash flow hedges		(256)			(256)
- Translation adjustments	17	(2)	0	138	153
- Cancellation of FV following AFS disposals	(135)				(135)
As of June 30, 2005	2,371	(238)	4	46	2,183

MINORITY INTERESTS *in millions of EUR*	Core equity	Gains and losses not recognized in the statement of income	Minority interests
As of Dec. 31, 2004 IFRS	491	(7)	484
Impact of first time application of IAS 32&39 and IFRS 4	(22)	11	(11)
As of Jan. 1, 2005	469	4	473
Movements of the period			
- Increase of capital	13		13
- Dividends	(22)		(22)
- Net income for the period	27		27
- Net change in fair value through equity		(5)	(5)
- Translation adjustments		12	12
- Other	(2)	0	(2)
As of June 30, 2005	485	11	496

DISCRETIONARY PARTICIPATION FEATURES OF INSURANCE CONTRACTS *in millions of EUR*	
As of Dec. 31, 2004 IFRS	0
Impact of first time application of IAS 32&39 and IFRS 4	224
As of Jan. 1, 2005	224
- Net change in fair value through equity	180
As of June 30, 2005	404

Core shareholders' equity attributable	10,708
Gains and losses not recognized in the statement of income attributable to the shareholders of the company	2,183
Minority interests	496
Discretionary participation features of insurance contracts	404
TOTAL EQUITY AS OF JUNE 30, 2005	13,791

The notes on pages 52 to 86 are an integral part of these consolidated financial statements.

DEXIA – CONSOLIDATED CASH FLOW STATEMENT

in millions of EUR	June 30, 2004	June 30, 2005
Cash flow from operating activities		
Net income after income taxes	1,048	1,009
Adjustments for:		
- Depreciation, amortization, and other impairment	131	128
- Impairment on bonds, equities, loans and other assets	33	(11)
- Net gains on investments	(118)	(75)
- Charges for provisions	742	1,518
- Unrealized gains or losses	5	56
- Income from associates	(48)	(50)
- Dividends from associates	29	37
- Deferred taxes	20	27
- Other adjustments[1]	1	219
Changes in operating assets and liabilities	(5,956)	(97)
Net cash provided (used) by operating activities	(4,113)	2,761
Cash flow from investing activities		
Purchase of fixed assets	(157)	(300)
Sales of fixed assets	153	26
Acquisitions of unconsolidated equity shares	(522)	(708)
Sales of unconsolidated equity shares	377	523
Acquisitions of subsidiaries	(10)	0
Sales of subsidiaries	13	1
Net cash provided (used) by investing activities	(146)	(458)
Cash flow from financing activities		
Issuance of new share	1	63
Issuance of subordinated and convertible debt	5	1
Reimbursement of subordinated and convertible debt	(191)	(178)
Purchase of treasury shares	(332)	(350)
Sales of treasury shares	0	2
Dividends paid	(657)	(700)
Net cash provided (used) by financing activities	(1,174)	(1,162)
Net cash provided	(5,433)	1,141
Cash and cash equivalents at the beginning of the period	44,927	46,003
Cashflow from operating activities	(4,113)	2,761
Cashflow from investing activities	(146)	(458)
Cashflow from financing activities	(1,174)	(1,162)
Effect of exchange rates changes and change in scope of consolidation on cash and cash equivalents	14	72
Cash and cash equivalents at the end of the period	39,508	47,216
Additional information		
Income tax paid	(141)	(261)
Dividends received	106	129
Interest received	25,987	26,662
Interest paid	(25,208)	(25,825)

1 Includes EUR 218 million paid by Aegon in 2005.

Comments on reconciliation:

Dexia has decided to qualify as financing activities those related to core equity, treasury shares and other elements eligible as regulatory capital; while investing activities are limited at intangible or tangible assets and operations on shares (consolidated or not). Financing activity elements include Group and minority cash flows. They are not split between Group and minority parts.

The main differences in the constitution of the cash flow statement under EU GAAP and under DEXIA GAAP are the result of the following elements:

- acquisitions and sales of bonds are no longer considered as investing activities but are fully part of the operating activities;
- the cash and cash equivalent now show the current assets (except HTM) with a residual maturity lower than 3 months; under Dexia GAAP, cash equivalents were composed of sight assets and liabilities with credit institutions and the Governement securities eligible for central bank refinancing.

The notes on pages 52 to 86 are an integral part of these consolidated financial statements.

NOTE I. ACCOUNTING PRINCIPLES AND RULES OF CONSOLIDATED FINANCIAL STATEMENTS

These financial statements include the disclosures required by the European Accounting Regulation published up to and including June 30, 2005. Additional accounting policies and disclosures may be required in order to comply with local laws and accounting standards and stock exchange regulations.

GENERAL INFORMATION

Dexia provides financial services to the local public sector, retail and private banking services and investment management and insurance services in various parts of the world, mainly in Europe and in the United States.

The parent company of the Group is Dexia, which is a limited liability company and is incorporated and domiciled in Belgium. The address of its registered office is: Square the Meeûs 1 – B-1000 Brussels (Belgium).

Dexia is listed on the Euronext Stock Exchange in Paris and in Brussels and on the Luxembourg Stock Exchange.

These financial statements have been approved for issue by the Board of Directors on September 8, 2005 and signed on its behalf by Pierre Richard, Chairman and CEO and by Rembert von Lowis, Chief Financial Officer.

NOTES TO THE FINANCIAL STATEMENTS

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

These accounting policies are not necessarily final and are subject to change up to December 31, 2005 as a result of changes in IFRS Standards and Interpretations, endorsement of IASB texts by the European Commission and changes in regulatory requirements.

The common abbreviations used below are:
IASB: International Accounting Standards Board
IFRIC: International Financial Reporting Interpretations Committee
ARC: Accounting Regulatory Committee
EFRAG: European Financial Reporting Advisory Group
EU: European Commission

1 ACCOUNTING POLICIES

1.1 BASIS OF ACCOUNTING

The consolidated financial statements of Dexia are prepared in accordance with IFRS as endorsed by the European Commission.

The European Commission published Regulation EC 1606/2002 on July 19, 2002, requiring listed groups to apply IFRS as from January 1, 2005. This regulation has been updated several times since 2002, validating the various texts published by the IASB with the exception of certain rules included in IAS 39.

The European Commission has carved out some paragraphs of IAS 39 with the objective of:

- forbidding to designate liabilities at fair value at the option of the entity;
- enabling European companies to reflect appropriately in their consolidated financial statements the economic hedges they make in the course of their interest rate risk management.

Dexia's financial statements have therefore been prepared in accordance with all IFRS regulations published and endorsed by the EC up to March 31, 2005, except for the conditions of application of interest rate portfolio hedging and the possibility to hedge core deposits. Therefore, they cannot be described as IFRS compliant in the sense of IAS 1.

Dexia adopted the new accounting rules on January 1, 2005 and has accordingly restated its previously reported 2004 consolidated financial statements. The effects of the adoption of IFRS have been reflected within Paragraph 4 "Effects of changes in accounting policies". Dexia decided to apply IAS 32&39 and IFRS 4 as from January 1, 2005, without restating the 2004 comparative information as permitted by IFRS 1.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect amounts reported. While management believes they have considered all available information in developing these estimates, actual results could differ from such estimates and the differences could be material to the financial statements.

The consolidated financial statements are stated in millions of euro (EUR) unless otherwise stated.

1.2 CHANGES IN ACCOUNTING POLICIES SINCE THE PREVIOUS PUBLICATION THAT MAY IMPACT DEXIA GROUP

1.2.1 New IFRS standards, IFRIC interpretations and amendments

The IASB published two amendments of IAS39 in the second quarter of 2005:

- cash flow hedge accounting of forecast intra-group transactions (April 2005);
- the fair value option (June 2005).

The first amendment will not cause significant changes in the management and the financial statements of the Group.

The Group analyses the conditions and impacts of the implementation of the fair value option (last version published), as well as the regulatory impacts of using this option. This option may also decrease the administrative work coming from the use of hedging techniques like fair value hedge, cash flow hedge and portfolio hedge and decrease some volatility, mainly for financial instruments with embedded derivatives.

1.2.2 IASB and IFRIC texts endorsed by the European Commission

The European Commission did not endorse any text in the second quarter, however the ARC and EFRAG published recommendations that may be found on their website.

The most significant text that may have an impact on Dexia Group is the Fair Value Option, that receives a positive recommendation from both organisations.

1.3 CONSOLIDATION

1.3.1 Business combinations

Dexia has applied IFRS 3 as from January 1, 2004. Dexia has applied the exemption of IFRS 1 and has not restated business combinations before January 1, 2004.

1.3.2 Subsidiaries

The consolidated financial statements include those of the parent company, its subsidiaries and Special Purpose Entities (SPE). Subsidiaries and SPE are those entities in which Dexia, directly or indirectly, has the power to exercise control over financial and operating policies.

Subsidiaries are consolidated from the date on which effective control is transferred to Dexia and are no longer consolidated as from the date on which Dexia loses significant influence over a subsidiary. Intercompany transactions, balances and unrealized gains and losses on transactions between Dexia's companies have been eliminated. Intragroup losses may indicate an impairment that requires recognition in the consolidated financial statements. When necessary, the accounting policies of the subsidiaries have been amended to ensure consistency with the policies adopted by Dexia.

Equity and net income attributable to minority interests are shown separately in the balance sheet and statement of income respectively.

1.3.3 Jointly controlled entities

A joint venture (JV) is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint ventures are accounted for via the proportionate consolidation method. In the financial statements, joint ventures are integrated by combination of their share of the assets, liabilities, income and expenses on a line-by-line basis.

The same consolidation treatment, as for subsidiaries, is applied for intercompany transactions. Where necessary, the accounting policies of subsidiaries have been amended to ensure consistency with the policies adopted by Dexia.

1.3.4 Associates

Investments in associates are accounted for using the equity method of accounting. Associates are investments where Dexia has significant influence, but does not exercise control. This is usually the case, when Dexia owns between 20% and 50% of the voting rights. The ownership share of net income for the year is recognized as income from associates and the investment is recorded in the balance sheet at an amount that reflects its share of the net assets including net goodwill.

Unrealized gains on transactions between Dexia and its "equity method investments" are eliminated to the extent of Dexia's interest. Unrealized losses are also eliminated unless the transaction shows evidence of an impairment of the asset transferred. Equity accounting is discontinued when the carrying amount of the investment reaches zero, unless Dexia has incurred or guaranteed obligations in respect of the associates' undertakings. Where necessary, the accounting policies of the associates have been amended to ensure consistency with the policies adopted by Dexia.

1.4 OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention that

expected future cash flows will be settled on a net basis, or that the asset will be realized and the liability settled simultaneously. Assets are presented net of any allowance for loss on impairment.

1.5 FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The consolidated financial statements are stated in EUR (functional and presentation currency), the currency in which Dexia is incorporated.

1.5.1 Foreign currency translation

On consolidation, the statements of income and cash flow statements of foreign entities, that have a functional currency different from Dexia's presentation currency are translated into Dexia's presentation currency (EUR) at average exchange rates for the year or the period and their assets and liabilities are translated at respective year-end or quarter-end exchange rates.

Exchange differences arising from the translation of the net investment in foreign subsidiaries and associates and of borrowings and other currency instruments designated as hedges of such investments, are recorded as a cumulative translation adjustment within shareholders' equity. On disposal of a foreign entity, such exchange differences are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

Dexia has taken the option permitted under IFRS 1 to reset its cumulative translation adjustments to zero as of January 1, 2004. This includes the cumulative exchange difference on translation of the equity of subsidiaries and also the cumulative amount hedging of the position at January 1, 2004. Goodwill recorded before January 1, 2004 is reported in consolidation currency (EUR). Existing goodwill as of January 1, 2004 will remain in euro, where as new goodwill will be recorded in the currency of the purchased company.

1.5.2 Foreign currency transactions

For individual Dexia entities, foreign currency transactions are accounted for using the approximate exchange rate at the date of the transaction. Outstanding balances denominated in foreign currencies at year-end are translated at year-end exchange rates for monetary items and non-monetary items carried at fair value. Historical rates are used for non-monetary items carried at cost. The resulting exchange differences from monetary items are recorded in the consolidated statement of income; for non-monetary items carried at fair value, the exchange differences follow the same accounting treatment as for fair value adjustments.

1.6 TRADE DATE AND SETTLEMENT DATE ACCOUNTING

All "regular way" purchases and sales of financial assets and financial liabilities are recognized on the settlement date, which is the date that a financial asset or a financial liability is delivered to or by Dexia, except for trading financial instruments which are recognized and derecognized at trade date. For assets and liabilities recognized at fair value, Dexia recognizes from the trade date any unrealized gains or losses arising from revaluing the contract to fair value at the reporting date. These unrealized gains and losses are recognized in the statement of income unless the transactions have been assigned to cash flow hedge relationships or are related to an available-for-sale asset.

1.7 REALIZED GAINS AND LOSSES ON SALES OF FINANCIAL ASSETS

For financial assets not revalued through the statement of income, realized gains or losses on disposals is the difference between the proceeds received (net of transaction costs) and the cost or amortized cost of the investment using the FIFO method.

1.8 IMPAIRMENTS ON FINANCIAL ASSETS

Dexia records allowances for impairment losses when there is an objective evidence that a financial asset or group of financial assets is impaired, in accordance with IAS 39&58-70. The impairments represent the management's best estimates of losses at each balance-sheet date.

An interest bearing financial asset is impaired if its carrying amount is greater than its estimated recoverable amount.

The amount of the impairment loss for assets carried at amortized cost is calculated as the difference between the asset's carrying amount and the present value of expected future cash flows discounted at the financial instrument's original effective interest rate or last effective interest rate for variable rate instruments. By comparison, the recoverable amount of an instrument measured at fair value is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset.

Allowances for impairment losses are recorded on assets within "Due from banks", "Loans and advances to customers", and "Loans and securities held to maturity" in the following way:

- Specific loss component – The amount of the impairment on specifically identified assets is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted using the effective interest rate at the time of impairment. Assets with small balances (including retail loans) that share similar risk characteristics are generally aggregated in this measurement.
- Portfolio credit risk component – Loss impairments cover incurred losses where there is objective evidence that probable losses are present in segments of the portfolio or other lending related commitments at the balance-sheet date. These have been estimated based upon historical patterns of losses in each segment, the credit ratings allocated to the borrowers and reflecting the current economic climate in which the borrowers operate. Dexia develops for that purpose credit risk models using an approach that combines appropriate default probabilities and loss given defaults, that are subject to regular back testing and are based on Basel II data and risk models.
- Country risk component – Included within portfolio and specific impairment.

When an asset is determined by management as being uncollectable, it is written off against its related impairment; subsequent recoveries are against to the cost of risk in the statement of income, in the heading "Impairment on loans and provisions for credit commitments". If the amount of the impairment subsequently decreases due to an event occurring after the write-down of the initial impairment, the release of the impairment is credited to the cost of risk.

"Available for sale" assets are only subject to specific loss component.

"Available for sale" (AFS) quoted equities are valued at market price through "gain and losses on securities not recognized in the statement of income" or within the statement of income in the case of impairment. Impairments are recognized if the carrying amount is no longer considered as recoverable. Dexia analyses all equities that have declined by more than 25% of their quoted price over a quarter or when a risk is identified by management and takes the decision to impair based on its recoverability. A prolonged decline in the fair value below its cost is also objective evidence of impairment. Impairments on equity securities cannot be reversed in the statement of income due to later recovery of quoted prices.

Reversal impairment on debt securities is addressed on a case-by-case basis in accordance with the standard.

When AFS securities are impaired, the related accumulated fair value adjustments are included in the statement of income as "Net income on investments". Impairments on loans included in HTM and AFS are reported in the heading "Impairments on loans and provisions for credit commitment".

1.9 INTEREST INCOME AND EXPENSE

Interest income and expense are recognized in the statement of income for all interest bearing instruments on an accrual basis using the effective interest rate method based on the actual purchase price (including transaction costs).

Transaction costs are incremental costs that are directly attributable to the acquisition of a financial asset or liability and are used for the calculation of the interest rate method. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument.

Accrued interest is reported in the same line as the related financial asset or liability in the balance sheet.

Once a financial asset has been written down to its estimated recoverable amount, interest income is thereafter recognized based on the rate of interest that was used to discount the future cash flows for measuring the recoverable amount.

1.10 COMMISSION INCOME AND EXPENSE

Commissions are recognized in accordance with IAS 18. Per this standard, most of the commissions arising from Dexia's activities are recognized on an accrual basis over the life of the underlying transaction.

For significant acts such as commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the arrangement of the acquisition of loans, equity securities or other securities or the purchase or sale of businesses, are recognized based on the stage of completion of the underlying transaction, when the underlying transaction has been completed.

For asset management operations, revenue consists principally of unit trust and mutual fund management and administration fees. Revenue from asset management is recognized as earned when the service is provided. Performance fees are recognized when they are definitively acquired.

Loan commitment fees are recognized as part of the effective interest rate if the loan is granted, and recorded as revenue on expiry if no loan is granted.

When the underlying transaction is included in the scope of IAS 39, the commission pertaining to the transaction is recognized according to IFRS based on the date of first time adoption of IAS 39 i.e. January 1, 2005.

1.11 INSURANCE ACTIVITIES

Dexia is mainly active in banking products. Some insurance products sold by insurance companies are considered as financial instruments under IFRS 4. Dexia is applying IFRS 4 as from January 1, 2005, in order to be consistent with its date of implementation of IAS 32&39.

General provisions, including catastrophe and equalization reserves, have been removed as from January 1, 2005. An insurer applies a liability adequacy test for its insurance products. Dexia assesses at each reporting date whether its recognized insurance liabilities are adequate, using current estimates of future cash flows under its insurance contracts.

IFRS 4 allows the possibility to continue to account for its insurance products under local GAAP if they qualify as such under IFRS 4. Insurance activities of Dexia are mainly performed by Dexia Insurance – DVV Insurance in Belgium (life and nonlife products) and by Financial Security Assurance (FSA) in the USA (credit enhancement of municipal and corporate bonds).

Dexia has decided to net the amounts received and paid relating to insurance products on a separate line in the consolidated statement of income: "Technical margin of insurance companies".

Amortization of deferred acquisition costs is presented on a separate heading within general expense.

All other items arising from insurance activities are classified according to their nature in the balance sheet, except for technical provisions, which are identified on a separate heading.

1.12 LOANS AND ADVANCES DUE FROM BANKS AND CUSTOMERS

Loans categorized as "loans and advances", being those not included within trading and AFS, are carried at amortized cost, i.e. the outstanding principal amount, net of any deferred fees and material direct costs on loans and net of any unamortized premiums or discounts.

1.13 FINANCIAL ASSETS OR FINANCIAL LIABILITIES HELD FOR TRADING OR FINANCIAL ASSETS OR LIABILITIES DESIGNATED AT FAIR VALUE

1.13.1 Loans and securities held for trading

Loans held for trading purposes are included in "Financial assets held for trading" and are carried at fair value, with unrealized gains and losses recorded in earnings as "Net trading income". Interest income is accrued using the effective interest rate method and net deferred fees or costs and discounts or premiums are amortized over the life of the assets as an adjustment to the effective interest rate. Both are recorded under "Net interest income".

Trading securities are securities acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit taking exists. Trading securities are initially recognized at fair value (which includes transaction costs) and subsequently re-measured at fair value. All related realized and unrealized gains and losses are included in net trading income. Interest earned while holding trading assets is reported as interest income. Dividends received are included in dividend income.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognized at settlement date. Other trading transactions are treated as derivatives until settlement occurs (see also Paragraph 1.5 "Trade date and settlement date accounting").

1.13.2 Liabilities held for trading

Liabilities held for trading follow the same accounting rules as those for loans and securities held for trading.

1.13.3 Loans and securities designated at fair value

Dexia designates that only assets at fair value through the statement of income in order to comply with the fourth EC Directive.

Loans and securities designated at fair value through statement of income follow the same accounting rules as those for loans and securities held for trading.

1.13.4 Liabilities designated at fair value

In order to comply with the EC Directives, no liabilities are designated at fair value.

The EC Directive on insurance allows that some liabilities may be accounted for at fair value, such as unit-linked contracts. In order to avoid volatility in its equity and results, Dexia will therefore designate the assets and liabilities of unit-linked contracts (branch 23) at fair value through the statement of income. In 2004, unit-linked contract assets have been recorded in the trading portfolio.

1.14 LOANS AND SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY

Quoted securities with fixed maturity are classified as held-to-maturity (HTM) when management has both the intent and the ability to hold the assets to maturity.

Securities and loans and receivables intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale (AFS).

Management determines the appropriate classification of its investments at the time of the purchase.

Securities and loans and receivables are initially recognized at fair value (which includes transaction costs). Interest is recognized based on the effective interest rate method and is recognized within the interest margin. Available-for-sale financial assets are subsequently re-measured at fair value based on quoted bid prices or amounts derived from cash flow models. Unrealized gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognized within equity. When securities are disposed of, the related accumulated fair value adjustments are included in the statement of income as "Net income on investments".

Held-to-maturity (HTM) investments are carried at amortized cost using the effective interest method, less any allowance for impairment.

1.15 NET POSITIVE/NEGATIVE VALUE OF DERIVATIVES

Derivative financial instruments generally include foreign exchange contracts, currency and interest rate futures, forward rate agreements, currency and interest rate swaps and currency and interest rate options (both written and purchased). All derivatives are initially recognized in the balance sheet at fair value (including transaction costs) and are subsequently remeasured at fair value. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models as appropriate.

Derivatives are reported as assets when fair value is positive and as liabilities when fair value is negative.

The amount reported on these lines of the balance sheet includes the premium paid/received net of amortization, the revaluation to fair value and the accrued interest, the sum of all elements representing the fair value of the derivative.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when:

- their risks and characteristics are not closely related to those of the host contract; and
- the hybrid contract is not carried at fair value with unrealized gains and losses reported in the statement of income.

1.16 HEDGING DERIVATIVES

On the date a derivative contract is entered into, Dexia may designate certain derivatives as either:

(1) a hedge of the fair value of a recognized asset or liability or a firm commitment (fair value hedge); or
(2) a hedge of a future cash flow attributable to a recognized asset or liability or a forecasted transaction (cash flow hedge); or
(3) a hedge of a net investment in a foreign entity (net investment hedge).

If a derivative is not designated in a hedging relationship, it is to be deemed held for trading.

Hedge accounting may be used for derivatives designated in this way, provided certain criteria are met. The criteria for a derivative instrument to be accounted for as a hedge include inter alia:

- formal documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship prepared before hedge accounting is applied;
- the hedge is documented showing that it is expected to be highly effective (within a range of 80% to 125%) in offsetting changes in fair value or cash flows attributable to the hedged risk in the hedged item throughout the reporting period; and
- the hedge is effective at inception and on an ongoing basis.

Entities of Dexia use internal derivative contracts (internal hedging) mainly to cover their interest rate risk. Those internal contracts are offset with external parties. If the contracts cannot be offset with third parties, the hedging criteria are not met. Internal derivative contracts between separate divisions within the same legal entity and between separate entities within the consolidated group can qualify for hedge accounting in the consolidated financial statements only if the internal contracts are offset by derivative contracts with a party external to the consolidated group. In this case, the external contract is regarded as the hedging instrument.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to hedged risk, are recorded in the statement of income, along with the corresponding change in fair value of the hedged assets or liabilities that is attributable to that specific hedged risk.

If the hedge no longer meets the criteria for hedge accounting (fair value hedge model), the adjustment to the carrying amount of a hedged interest-bearing financial instrument is amortized to net profit or loss over the period to maturity through an adjustment of the yield of the hedged item.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that prove to be highly effective in relation to the hedged risk, are recognized in the hedging reserve in equity as "gains and losses not recognized in the statement of income" (see "Consolidated statement of changes in shareholders' equity"). The non-effective portion of the changes in the fair value of the derivatives are recognized in the statement of income. Where the forecast transaction results in the recognition of a non-financial asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the statement of income and classified as revenue or expense in the periods during which the hedged firm commitment or forecast transaction affects the statement of income.

Certain derivative transactions, while providing effective economic hedges under Dexia's risk management positions, do not qualify for hedge accounting under the specific rules in IFRS and are therefore treated as derivatives held for trading with fair value gains and losses reported in income.

1.17 HEDGE OF THE INTEREST RATE RISK EXPOSURE OF A PORTFOLIO

Dexia has decided to apply IAS 39 as endorsed by the European Commission because it better reflects the way Dexia manages its activities.

The objective of the hedge relationships is to reduce the interest rate risk exposure stemming from the selected category of assets or liabilities designated as the qualifying hedged items.

The entity performs a global analysis of interest rate risk exposure. It consists of assessing fixed rate exposure taking into account all the exposure coming from balance sheet and off-balance sheet items. This global analysis may exclude certain components of the exposure, such as financial market activities, provided that the risk exposure stemming from the excluded activities are monitored on an activity-by-activity basis. The entity selects assets and/or liabilities to be entered into the hedge of interest rate risk exposure of the portfolio. The entity defines at inception the risk exposure to be hedged, the length of the time-band, the way and the frequency it performs tests. The entity constantly applies the same methodology for selecting assets and liabilities entering in the portfolio. Assets and liabilities are included on a cumulative basis in all the time-bands of the portfolio. Hence, when they are removed from the portfolio, they must be removed from all the time-bands in which they had an impact.

The entity may choose which assets and/or liabilities it wishes to classify into the portfolio provided they are included in the global analysis. Demand deposits and savings accounts may be included in the portfolio based on behavioral study for estimating expected maturity date. The entity may designate as qualifying hedged items different categories of assets or liabilities such as "available for sale" assets or loan portfolios.

The hedging instruments are a portfolio of derivatives. Such a portfolio of derivatives may contain offsetting positions. The hedging items are recognized at their full fair value (including accrued interest expense or income) with adjustments accounted for in the statement of income.

Effectiveness tests consist of verifying that the hedging objective, i.e. reducing the interest rate risk exposure, is fulfilled. Inefficiency can come only from overhedging due to non-contractual events occurring within the categories of assets or liabilities.

Hedged interest rate risk revaluation of elements carried out at amortized cost is included in this line. In case of hedging of AFS, the revaluation is part of the heading "Loans and securities AFS".

1.18 TANGIBLE FIXED ASSETS

Tangible fixed assets include property, plant and equipment and investment properties.

All property, plant and equipment (P, P & E) are stated at historical cost less accumulated depreciation and impairments.

Depreciation is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives.

The main service lives are as follows:

- buildings (including acquisition costs and non deductible taxes): 20 to 40 years;
- computer equipment: 3 to 6 years;
- leasehold improvements, equipment and furniture: 2 to 12 years;
- vehicles: 2 to 5 years.

The exchange losses on liabilities for the acquisition of an asset as well as the interest on specific or general borrowings to finance the construction of qualifying assets are expensed immediately.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. Gains and losses on disposals of property and equipment are determined by reference to their carrying amount and are included in net other income. Expenditure that enhances or extends the benefits of real estate or fixed assets is capitalized and subsequently depreciated.

Investment properties are those properties held to earn rentals or for capital appreciation. Dexia may also partly use certain investment properties. If the "own use" portions can be sold separately or leased out separately under finance lease then these portions are accounted for separately. If the "own use" portions cannot be sold separately, the property is an investment property only if Dexia holds an insignificant portion for its own use.

Investment properties are recorded at acquisition cost less accumulated depreciation and impairments. The investment properties are depreciated over their useful lives on a straight-line basis.

1.19 INTANGIBLE ASSETS

Intangible assets mainly consist of internally generated and acquired software. Costs associated with maintaining computer software programs are recognized as expense as incurred. However, expenditure that enhances or extends the benefits of computer software programs beyond one year is used to increase the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives from the time the software is available for use. This amortization period is usually between 3 and 5 years.

1.20 GOODWILL

1.20.1 Positive goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Dexia's share of the net assets of the acquired subsidiary or associated undertaking at the date of acquisition. Goodwill on acquisition occurring on or after January 1, 2004 is reported in the balance sheet as an intangible asset. Goodwill on acquisitions of subsidiaries that occurred prior to January 1, 2004 that were deducted from retained earnings in shareholders' equity has not been retroactively capitalized. Goodwill is allocated to cash generating units for the purpose of impairment testing. Cash generating units are designed by the criteria of legal entity, geographic area and business segment.

Variations in percentage of ownership in fully-consolidated companies are considered as transactions with shareholders. Therefore, neither fair value adjustments nor goodwill adjustments are made, when percentage increases nor decreases take place without change in the consolidation method. The difference between purchase or sale of net asset and the purchase or sale price is directly recorded in equity.

Goodwill as of January 1, 2004 remains in the same currency as they are booked under Dexia GAAP (IFRS 1). New goodwill arising after January 1, 2004 will be booked in the currency of the subsidiary (IAS 21).

The carrying amount of goodwill in the opening IFRS balance sheet is its carrying amount under Dexia GAAP at the date of transition to the new accounting principles.

1.20.2 Impairment of goodwill

The carrying amount of goodwill is reviewed at year-end when circumstances or events indicate that there may be uncertainty over the carrying amount. It is written down for impairment when the recoverable amount of the business is insufficient to support the carrying value.

1.21 OTHER ASSETS

Other assets mainly comprise accrued income (non-interest related), prepayments and other accounts receivable. They also include insurance products (reinsurance, insurance premiums receivables, etc.),

construction contracts, inventories, plan assets relating to employee benefit obligations. These other assets are recorded at amortized cost less any allowance for impairment if applicable. Plan assets are recognized in accordance with IAS 19 requirements.

1.22 LEASES

1.22.1 A Dexia company is the lessee

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. An operating lease is a lease other than a finance lease.

Dexia principally enters into operating leases for the rental of equipment or real estate. Lease rentals are recognized in the statement of income on a straight-line basis over the period of the lease. Amortization of these assets is booked in "Other net income".

When an operating lease is terminated before the lease period has expired, any payment to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

If the lease agreement substantially transfers the risk and rewards of ownership of the asset, the lease is recorded as a finance lease and the related asset is capitalized. At inception the asset is recorded at the lower of the present value of the minimum lease payments or fair value and is depreciated over its estimated useful life. The corresponding rental obligations are recorded as borrowings and interest payments are recorded using the effective interest rate method.

1.22.2 A Dexia company is the lessor

When assets held are subject to a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. Lease income is recognized over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return.

1.23 SALE AND REPURCHASE AGREEMENTS AND LENDING OF SECURITIES

Securities sold subject to a linked repurchase agreement ("repos") remain in the financial statements recognized as financial assets held for trading, financial assets available for sale or financial assets held to maturity. The corresponding liability is included in "Due to banks" or "Customer borrowings and deposits" as appropriate. The asset is reported as pledged in the notes.

Securities purchased under agreements to resell ("reverse repos") are recorded as:

- an obligation to return securities within off-balance sheet items; and
- "Interbank loans and advances" or "Loans to customers" as appropriate.

The difference between the sale and repurchase price is treated as interest income or expense and is accrued over the life of the agreements using the effective interest rate method. Securities lent to counterparts are retained in the financial statements.

Securities borrowed are not recognized in the financial statements. If they are sold to third parties, the gain or loss is included in "Net trading income" and the obligation to return them is recorded at fair value in "Financial liabilities – trading securities".

1.24 BORROWINGS

Borrowings are recognized initially at fair value, being their issue proceeds net of transaction costs incurred. Subsequently borrowings are stated at amortized cost and any difference between net proceeds and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest rate method.

Debts are included in the financial statements, based on their economic underlying characteristics more than their legal form.

1.25 DEFERRED INCOME TAX

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

The principal temporary differences arise from depreciation of property, plant and equipment, revaluation of certain financial assets and liabilities including derivative contracts, provisions for pensions and other post-retirement benefits, provisions for loan and other impairments and tax losses carried forward; and, in relation to acquisitions, from the difference between the fair values of the net assets acquired and their tax base. The rates enacted or substantively enacted at the balance-sheet date are used to determine deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax related to fair value remeasurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognized in the statement of income together with the deferred gain or loss.

1.26 EMPLOYEE BENEFITS

Employee benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate bonds rated AA, which have terms to maturity approximating to the terms of the related liability and taking into consideration also actuarial and demographic assumptions.

Qualified internal and external actuaries carry out valuations of these obligations. All valuations assumptions and results are reviewed and validated by an external actuary for Dexia that ensures that all calculations are harmonized and calculated in conformity with IAS 19 and IFRS 2.

1.26.1 Pension obligations

Dexia operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate insurance companies. The pension plans are generally funded by payments from employees and by the relevant Dexia companies.

1.26.1.1 Defined benefit plans

For defined benefit plans, pension costs are assessed using the projected units credit method. Under this method, the cost of providing pensions is charged to the statement of income so as to spread the regular cost over the service lives of employees. Net cumulative unrecognized actuarial gains and losses exceeding the corridor (greater than 10% of the present value of the gross defined benefit obligation or 10% of the fair value of any plan assets) are recognized in income over the average remaining life of the plan.

The defined obligation is presented net of plan assets as a liability unless the assets are held by a Group entity in which case the assets are recorded gross in the related lines of the assets.

1.26.1.2 Defined contribution pension plans

Dexia's contributions to defined contribution pension plans are charged to the statement of income in the year to which they relate. The obligation of Dexia is limited to the contributions that Dexia agrees to pay into the fund on behalf of the employee.

1.26.2 Other post-retirement obligations

Some Dexia companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment, using a methodology similar to that for defined benefit pension plans.

1.26.3 Other long-term benefits

This mainly includes provisions for jubilee premiums that will be received by employees when they become entitled to this right.

1.26.4 Termination benefits

These provisions are provided for when the conditions are met.

1.26.5 Equity compensation benefits

Share options are granted to directors and to some employees. The cost of the option is recognized within expense based on services received. The fair value of the option is calculated based on valuation techniques (Black and Scholes adjusted for departure) and on market data.

Dexia applies IFRS 2 as from January 1, 2004. Equity settled stock option plans issued after November 7, 2002 and not vested on January 1, 2004, are taken into expense.

Dexia also offers a discount for the capital increases reserved for its personnel. This discount is taken into expense taking into account the fact that those equity securities are blocked for a certain period of time.

1.26.6 Employee entitlements

Employee entitlements to annual leave and long service leave are recognized when they accrue to employees. A provision is made for the

estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance-sheet date.

1.27 PROVISIONS FOR RISKS AND CHARGES

A provision is a liability of uncertain timing or amount. Provisions are recognized based on their discounted value when:

- Dexia has a present legal or constructive obligation as a result of past events;
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate of the amount of the obligation can be made.

For provisions on loans commitments, the same methodology as for impairment of financial assets at amortized cost has been applied.

1.28 SHARE CAPITAL AND TREASURY SHARES

1.28.1 Share issue costs

External incremental costs directly attributable to the issue of new equity securities, other than as part of a business combination, are deducted from equity net of any related income tax.

1.28.2 Dividends on ordinary shares

Dividends on ordinary shares are recognized in equity in the period in which they are declared (authorized and no longer at the discretion of the entity). Dividends for the year that are declared after the balance-sheet date are disclosed in the subsequent events note.

1.28.3 Preferred shares

Preferred shares that are non-redeemable and upon which dividends are declared at the discretion of the directors, are classified as equity.

1.28.4 Treasury shares

Where Dexia or its subsidiaries purchase Dexia's share capital or obtains rights to purchase its share capital, the consideration paid including any attributable transaction costs net of income taxes is shown as a deduction from total shareholders' equity. Gains and losses on sales of own equity securities are charged or credited to the treasury share account in equity.

1.28.5 Insurance discretionary participation features

The unrealized gains and losses relating to assets classified as available for sale and backing insurance contracts with discretionary participation feature are classified by the Group as follows:

- as a liability to the extent of the return guaranteed to the contract holders;
- as a separate component of equity to the extent of that feature.

1.29 FIDUCIARY ACTIVITIES

Assets and income arising thereon together with related undertakings to return such assets to customers are excluded from these financial statements where Dexia acts in a fiduciary capacity such as nominee, trustee or agent.

1.30 FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's-length transaction. Market prices are used to determine fair value, where an active market (such as a recognized stock exchange) exists, as it is the best evidence of the fair value of a financial instrument. Market prices are not, however, available for a significant number of the financial assets and liabilities held or issued by Dexia. Therefore, for financial instruments where no market price is available, the fair values have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance-sheet dates.

The values derived from applying these techniques are significantly affected by the underlying assumptions made concerning both the amounts and timing of future cash flows and the discount rates.

Financial investments classified as trading assets, available for sale, derivatives and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or discounted cash flows. Fair value is equal to the carrying amount for these items.

For trading and AFS, when quoted prices are not available, the pricing models try to reflect as precisely as possible the market conditions at the calculation date as well as the changes in the credit quality of the financial instruments. For the other positions, some simplifying hypotheses are applied:

(a) The carrying amount of assets maturing within 12 months can be assumed to approximate to their fair value.

(b) The fair value of variable-rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality.

(c) Where possible, the fair value of fixed-rate loans and mortgages are estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Otherwise, it is assumed that the margins above the reference rates (swaps in general) have remained constant since inception.

1.31 CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 3 months remaining maturity included within cash and balances with central banks, interbank loans and advances, loans and advances to customers, financial assets held for trading, financial assets available for sale and financial assets of the full fair value portfolio.

1.32 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding the average number of ordinary shares purchased by Dexia and held as treasury shares.

For the diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt and share options granted to employees. Potential or contingent share issuances are treated as dilutive when the derivatives are "in the money" and their conversion to shares would decrease net earnings per share.

2 RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. The ultimate parent of the Group is Dexia, incorporated in Belgium. Relations with equity-accounted companies are reported, as well as relations with the directors.

They include:

- remuneration and equity holdings;
- loans and advances to the Board of Directors and senior executives;
- loans, advances to and transactions with significant associated companies and joint-ventures.

3 SEGMENT REPORTING

A segment is a distinguishable component of Dexia that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and rewards that are different from those of other segments. Segments with a majority of revenue earned from sales to external customers and whose revenue, result or assets are 10 per cent or more of all the segments are reported separately.

3.1 BUSINESS SEGMENTS (PRIMARY SEGMENT REPORTING)

Dexia's reportable segments are defined using the "management approach" which are those considered by management to strategically manage Dexia and make business decisions.

Dexia is organized as follows:

- Public/Project Finance and Credit Enhancement;
- Personal Financial Services;
- Investment Management and Insurance Services;
- Treasury and Financial Markets;
- Non allocated.

The "non allocated" part is mainly composed of:

- equities portfolio not attributable to other segments;
- exceeding share capital;
- building property, other tangible and intangible fixed assets not attributable to other business lines;
- share leasing activities;
- items non attributable to other segments.

Dexia caters for two types of clients: institutions and individual customers. All distribution activities related to these two markets are covered by a specific business line (first and second business lines).

Moreover, some activities are transversal by nature and common to all commercial business lines. These activities (Asset Management, Fund Services and Insurance) are grouped as a "production and service centers" function (third business line). Finally, Dexia has a treasury and financial markets sector (fourth business line), covering all trading room and associated activities, both for Group business lines and external counterparts.

Relations between business lines, and especially between commercial business lines, financial markets and production and service centers are subject to retrocessions and/or analytical transfers, governed by service level agreements based on normal commercial terms and market conditions.

The results of each business line also include:

- the earnings from commercial transformation, including the management costs of this transformation and the Group equity allocated to this activity on the basis of medium and long-term outstanding;
- interest on economic capital: economic capital is allocated to the business lines for internal purposes and the return on economic capital is used to measure the performance of each business line;
- funding cost.

Segment assets and liabilities comprise operating assets and liabilities, being the majority of the balance sheet but excluding items such as tax assets and liabilities.

The Chief Operations & Technology Officer (COTO) manages main tangible and intangible assets. Therefore, these are allocated to "Non Allocated" except when they are directly managed by a commercial or financial business line.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

3.2 GEOGRAPHIC SEGMENTS (SECONDARY SEGMENT REPORTING)

Although Dexia's business segments are managed on a worldwide basis, they operate in four main geographic areas as follows:

- euro zone (countries using the euro currency);
- rest of Europe (European countries not belonging to the euro zone);
- USA;
- rest of the world.

4 EFFECT OF CHANGES IN ACCOUNTING POLICIES DUE TO FIRST TIME ADOPTION

4.1 DATES OF FIRST TIME ADOPTION

Dexia has decided to apply all IAS, IFRS, SIC and IFRIC regulations endorsed by the European Commission as of January 1, 2004, except for the following ones that are applied as of January 1, 2005:

- IAS 32 and related SIC-IFRIC;
- IAS 39 and related SIC-IFRIC;
- IFRS 4.

4.2 PRESENTATION

For presentation purposes, Dexia has decided to apply the presentation of financial assets and liabilities as described in IAS 32&39 for 2004 and 2005. However, financial assets and liabilities are valued following Dexia GAAP in 2004 and IFRS in 2005, as permitted under IFRS 1.

4.3 ANALYSIS OF IFRS 1 OPTIONS

4.3.1 Business combination

Dexia has not applied IFRS 3 Business Combination retrospectively to business combinations that occurred before January 1, 2004.

4.3.2 Employee benefits

Dexia has elected to recognize all cumulative actuarial gains and losses in reserves at the date of transition.

4.3.3 Cumulative translation differences

Dexia has decided to use the following exemption: the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition.

4.3.4 Share-based payment transactions

As from January 1, 2004, Dexia will apply IFRS 2 share-based payments to equity-settled instruments that were granted after November 7, 2002.

5 RISK MANAGEMENT POLICIES AND HEDGING ACTIVITIES

This section presents information about Dexia's exposure to, and its management and control of risks, in particular the primary risks associated with its use of financial instruments:

- market risk is exposure to observable market variables such as interest rates, exchange rates and equity markets;
- credit risk is the risk of loss resulting from client or counterpart default and arises on credit exposure in all forms, including settlement risk;
- funding and liquidity risk is the risk of being unable to meet its payment when due, or that it is unable, to borrow funds in the market on an unsecured, or even secured basis at an acceptable price to fund actual or proposed commitments.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognized on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate Dexia's exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations of the underlying interest, foreign exchange, equity or credit risks relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favorable or unfavorable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly.

Assumptions and techniques have been developed to provide a consistent measurement of fair value for Dexia's assets and liabilities. However, because other institutions may use different methods and assumptions, fair value disclosures cannot necessarily be compared from one financial institution to another.

This section also presents Group's regulatory capital position.

5.1 MARKET RISK

5.1.1 Overview

Market risk is the risk of loss arising from movements in observable market variables such as interest rates, exchange rates and equity markets.

The risk of price movements on securities resulting from general credit and country risk factors and events specific to individual issuers is also considered to be market risk.

Market risk is incurred in Dexia primarily through trading activities, which are centered in the Treasury and Financial Markets business line (TFM). It arises from market making, client facilitation and own positions in equities, fixed-income and interest-rate products and foreign exchange.

TFM assumes non-trading risk positions that arise from short-term balance sheet and capital management activities. Market risks arise, but to a much lesser extent, in other business lines primarily from the facilitation of customer business.

Group Risk Management (GRM) defines risk rules, framework and controls and acts as an independent risk control unit for market risks, credit risks and operational risks. Each Dexia main entity has its own risk unit applying operationally Group risk rules.

Market risk measures are applied to all trading activities, to foreign exchange exposures wherever they arise, and to interest rate risk in the banking books of all business lines including TFM.

The principal risk measures and controls on market risk are value at risk (VaR) and stress test. VaR expresses the potential loss on the current portfolio from adverse market movements assuming a specified time horizon before positions can be adjusted (holding period of 10 days), and measured to a specified level of confidence (99%), based on historical market movements. Stress test is assessed against a set of forward-looking scenarios using stress moves in market variables, which are regularly reviewed. Complementary controls are also applied, where appropriate, to prevent undue concentrations, taking into account variations in price volatility and market depth and liquidity. They include controls on exposure to individual market risk variables, such as individual interest or exchange rates, and positions in the securities of individual issuers ("issuer risk").

5.1.2 Interest rate risk

Interest rate risk is the risk of loss resulting from changes in interest rates. It is controlled primarily through the limit structure described in 5.1.1 above. Exposure to interest rate movements is expressed for all interest rate sensitive positions, whether marked-to-market or subject to accrual accounting, as the impact on their fair values of a one basis point (0.01%) change in interest rates. Interest rate sensitivity is one of the inputs to the VaR model.

Non-trading

Interest rate risk is inherent in many of Dexia's businesses and arises from factors such as differences in timing between contractual maturity or re-pricing of assets, liabilities and derivative instruments.

Most short-term non-trading interest rate risk is captured at the point of business origination and transferred to a management unit – primarily the Treasury Trading unit of the Treasury and Financial Markets

business line – where it is managed within the market risk limits described in 5.1.1. The long-term non-trading interest rate risk is managed in the assets and liabilities department (ALM).

The margin risks embedded in retail products remain with, and are subject to additional analysis and control by, the originating business units. Many client products have no contractual maturity date or directly market-linked rate. Their interest rate risk is transferred on a pooled basis through "replication" portfolios – portfolios of revolving transactions between the originating business unit and Treasury and Financial Markets business line or ALM department at market rates designed to estimate their average cash flow and repricing behavior. The structure and parameters of the replication portfolios are set in accordance with long-term observations of market and client behavior, and are reviewed periodically.

5.1.3 Currency risk

Currency risk is the risk of loss resulting from changes in exchange rates.

Trading

Dexia is an active participant in currency markets and carries currency risk from these trading activities, conducted primarily in the Treasury and Financial Markets business line.

These trading exposures are subject to VaR, stress and concentration limits as described in 5.1.1.

Non-trading

Dexia's reporting currency is the euro but its assets, liabilities, income and expense are denominated in many currencies with significant amounts in USD. Reported profits or losses are exchanged at each closing date into euros, reducing volatility in Dexia's earnings from changes in exchange rates. Dexia also, from time to time, proactively hedges significant expected foreign currency earnings/costs (mainly in USD) in accordance with the instructions of the Dexia Management Board.

5.1.4 Equity risk

Equity risk is the risk of loss resulting from changes in the levels of equity indices and values of individual shares. The Treasury and Financial Markets business line is a player in major equity markets and carries equity risk from these activities. These exposures are subject to VaR, stress and concentration limits as described in 5.1.1 and, in the case of individual shares, to issuer risk controls as described in 5.1.5.

5.1.5 Issuer risk

The values of tradable assets – equities, bonds and other debt instruments held for trading – are affected by factors specific to individual issuers as well as general market moves. These may include short-term factors influencing price but also more fundamental causes including severe financial deterioration.

As an active trader in equities and bonds, the Treasury and Financial Markets business line holds positions in tradable assets, which are not only included in VaR, but which are also subject to concentration limits on individual issuers, including positions arising from derivatives as well as physical holdings.

5.2 CREDIT RISK

Credit risk represents the loss, which Dexia would suffer if a client or counterpart failed to meet its contractual obligations. It is inherent in traditional banking products – loans, lending commitments and other contingent liabilities, such as letters of credit – and in traded products – derivative contracts such as forwards, swaps and options, and repo and securities borrowing and lending transactions.

Reductions in the market values of tradable assets (securities and other obligations in tradable form held for trading) resulting from changes in the credit quality of individual obligations are considered as market risk. This is explained in 5.1.1 above. To ensure a consistent and unified approach, with appropriate checks and balances, all entities with material credit risk have independent credit risk control functions. They are responsible for counterpart ratings and credit risk assessment. Credit risk authority, including authority to establish allowances and provisions for credit loss, is ultimately exercised by Credit Committees at Group level.

Dexia manages and controls concentrations of credit risk wherever they are identified, in particular to individual counterparts and groups and to industries and countries. Dexia sets limits on its credit exposure to both individual counterparts and counterpart groups. Exposure is measured for banking products as the face value amount.

For all traded products, credit exposure is measured for internal risk control purposes based not only on the current replacement value of contracts but also on potential future changes in replacement value (based on an add-on by product type and maturity), and credit limits are applied on this basis. Securities borrowing and lending transactions are represented on the balance sheet by the values of cash collateral placed with or received from counterparts while repo/reverse repo transactions are represented by the amounts of the forward commitments. Dexia is an active user of credit derivatives to hedge credit risk in banking and traded products.

Dexia also makes use of master netting agreements where possible in its OTC derivatives trading and, in line with general market trends, has also entered into bilateral collateral agreements with market par-

ticipants. Concentrations of credit risk exist if clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Stress measures are therefore applied to assess the impact of variations in bankruptcy rates and asset values, taking into account risk concentrations in each portfolio.

Dexia classifies a claim as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods – loan interest payments and scheduled principal repayments, or other payments due, for example on guarantees, and including liquidation of collateral where available. Loans are further classified as nonperforming where payment of interest, principal or fees is overdue by more than 90 days or when insolvency proceedings have commenced or obligations have been restructured on concessionary terms. The occurrence of actual credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to account for average credit loss over time and to encourage risk-adjusted pricing, Dexia uses the concept of "expected loss" for management purposes. Expected loss is a statistically-based measurement intended to reflect the annual costs that will arise, on average, over time, from positions that become impaired, and is a function of the probability of default (given by the counterpart rating), current and likely future exposure to the counterpart and the likely severity of the loss should default occur.

5.3 CAPITAL ADEQUACY

5.3.1 Capital adequacy until December 31, 2004

The adequacy of Dexia's capital was monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking Supervision ("BIS rules/ratios"). The BIS ratios compare the amount of eligible capital (in Total and Tier 1) with the total of risk-weighted assets (RWAs). While Dexia monitors and reports its capital ratios under BIS rules, it is the rules established by the Belgian regulator, the CBFA, which ultimately determine the capital required underpinning its business.

Dexia has complied with all regulatory capital rules for all periods reported.

BIS eligible capital

BIS eligible capital consists of two parts: Tier 1 capital which comprises share capital, share premium, retained earnings including current year profit, hybrid capital, foreign currency translation and minority interests, less intangible assets, accrued dividends, net long positions in own shares and goodwill; Tier 2 capital which includes eligible part of subordinated long-term debt, less subordinated debt from and equities in financial institutions. Tier 1 capital is required to be at least 4% and Total eligible capital at least 8% of RWAs.

BIS risk-weighted assets (RWAs)

Three elements make up total RWAs – credit risk, other assets and market risk, each of which is described below. The credit risk component consists of on- and off-balance sheet claims measured according to the regulatory formulae outlined below and weighted according to the type of counterpart and collateral at 0%, 20%, 50% or 100%. The least risky claims, such as claims on OECD governments and claims collateralized by cash, are weighted at 0%, meaning that no capital support is required, while the claims deemed most risky, including unsecured claims on corporate and private customers, are weighted at 100%, meaning that 8% capital support is required. Securities not held for trading are included as claims, based on the net long position in the securities of each issuer, including both physical holdings and positions derived from other transactions such as options.

Claims arising from derivative transactions include not only the current positive replacement value (shown in the table below under balance-sheet assets), but also an "add-on" to reflect their potential future exposure.

Capital is required to support market risk arising in all positions held for trading in interest rate instruments, foreign exchange and equities, including risks on individual equities, and traded debt obligations such as bonds. Dexia computes this risk using a value at risk model endorsed by the CBFA (Commission Bancaire, Financière et des Assurances – Banking, Financial and Insurance Commission), from which the market risk capital requirement is derived. Unlike the calculations for credit risk and other assets, this produces the capital requirement itself rather than the RWA amount. In order to compute a total capital ratio, the market risk capital requirement is converted to a "RWA equivalent" so that the capital requirement is 8% of this RWA equivalent, i.e. the market risk capital requirement is multiplied by 12.5.

5.3.2 Capital adequacy as from January 1, 2005

Dexia is considered as a conglomerate for capital adequacy reporting purpose and its requirement is therefore based on the directive on conglomerates endorsed by the Belgian Banking, Financial and Insurance Commission (CBFA) as from January 1, 2005. Insurance companies are therefore fully consolidated and no longer accounted for by the equity method for capital adequacy purpose.

As from January 1, 2005, Dexia will publish its financial statements under IFRS endorsed by the EU. The CBFA has asked to calculate the conglomerate adequacy based on IFRS amounts, with the main following adjustments applicable for Dexia:

- AFS reserves on bonds and cash flow hedge reserves are not part of equity;
- AFS reserves on shares are added to Tier 2 equity if positive, with a haircut, or deducted from Tier 1 equity if negative;
- some IFRS adjustments on subordinated debts, minority interests and debts must be reversed to reflect the characteristics of absorption of loss of those instruments;
- other elements (SPV, deferred taxes, etc) are also adjusted based on CBFA requirements;
- additional equity and risks of insurance activities are added to those of banking activities.

For publishing reporting purpose, Dexia decided to continue to give a CAD ratio in line with previous reporting and will calculate a CAD ratio with the insurance companies accounted for by the equity method until the Basel II rules becomes applicable.

NOTE II. CHANGES IN SCOPE OF CONSOLIDATION

Nil.

NOTE III. BUSINESS AND GEOGRAPHIC REPORTING

BUSINESS REPORTING

in millions of EUR	*Public/Project Finance and Credit Enhancement*	*Personal Financial Services*	*Investment Management and Insurance Services*	*Treasury and Financial Markets*	*Non allocated - Central Assets*	*Dexia*
As of June 30, 2004						
Income	1,043	1,065	320	262	175	2,865
of which net income from associates	*19*	*19*	*0*	*0*	*10*	*48*
Net income before tax	693	260	133	179	63	1,328
As of June 30, 2005						
Income	1,079	1,109	339	233	136	2,896
of which net income from associates	*17*	*23*	*1*	*0*	*9*	*50*
Net income before tax	705	304	139	148	-15	1,281

Relations between business lines, and especially between commercial business lines, financial markets and production and service centers are subject to retrocessions and/or analytical transfers, governed by service level agreements based on normal commercial terms and market conditions. The results of each business line also include:

- The earnings from commercial transformation, including the management costs of this transformation and the Group equity allocated to this activity on the basis of medium and long-term outstanding;
- Interest on economic capital: economic capital is allocated to the business lines for internal purposes and the return on economic capital is used to measure the performance of each business line;
- Funding cost.

The Group Chief Operations & Technology Officer (COTO) manages the main tangible and intangible assets. Therefore, these are allocated to "Non allocated - Central Assets" except when they are directly managed by a commercial or financial business line.

GEOGRAPHIC REPORTING

in millions of EUR	*Euro zone**	*Rest of Europe*	*USA*	*Rest of the world*	*Non allocated*	*Dexia*
As of June 30, 2004						
Net income before tax	1,074	33	211	11	0	1,328
As of June 30, 2005						
Net income before tax	1,030	20	216	15	0	1,281

* Countries using the euro currency.

Geographic reporting is done based on booking centers, being the country of the company having recorded the transaction, and not the country of customers.

NOTE IV. SIGNIFICANT ITEMS INCLUDED IN THE NET INCOME

All nonrecurring items are reported in the activity report on page 20.

The main elements are concerning Dexia Bank Nederland and are consituted by the payment received by Aegon of EUR 218 million and the allowance to impairments and provisions of EUR 315 million to cover the Agreement conducted by Mr Duisenberg. Those two elements have been netted in the cost of risk, resulting in a net charge of EUR 97 million in Q1 2005.

NOTE V. POST-BALANCE-SHEET EVENTS

Nil.

NOTE VI. LITIGATIONS

Update of the disclosure concerning Legiolease

Reference is made to the detailed disclosures, as contained in the Activity Report Year & Q4 2004, dated March 3, 2005 (pages 82 to 85 inclusive) and in the Activity Report Q1 2005, dated May 27, 2005 (pages 66 and 67), which may also be consulted at www.dexia.com.

Securities lease issue: mediation Duisenberg

The latest major development has been the announcement on June 23, 2005 of a positive response by an overwhelming majority of the securities lease contract holders who joined the Foundations Leaseverlies (82% of those replying) and Eegalease (78% of those replying) to the agreement that was reached on April 28 ,2005 following mediation by Mr. W.F. Duisenberg.

As a result the settlement agreement could be signed on June 23, 2005 between Dexia Bank Nederland (DBNL) and the Foundations Leaseverlies and Eegalease, the Consumentenbond [Consumers' Association] and the Vereniging van Effectenbezitters [Dutch Association of Securities holders] (the interest groups). The collective proceedings that had been filed against DBNL by these interest groups have meanwhile been abandoned as a result of this agreement.

The "Duisenberg agreement" applies both to contracts terminated since January 1997 and to running contracts. The assumptions as listed in the Activity Report Q1 2005 have been worked out in greater detail in this settlement agreement.

The agreement will be effective as from October 2005. Its provisions as well as the other information regarding the Duisenberg arrangement may be found at www.dexialease.nl.

Dexia has made it clear to all parties concerned that its approval of this settlement entails no responsibility.

Dexia's costs and provisions arising from the Duisenberg agreement are to be recalculated each quarter on the basis of prevailing market data and client conduct.

Arrangements regarding combination of products deposit lease

The "Duisenberg arrangement" does not apply to clients who entered into a securities lease agreement and securities deposit account product combination. As early as April 2005 DBNL announced its plans for a separate solution for such product combinations. It is available to all clients having entered into these products.

The specific aspect of these product combinations in part depended upon an anticipated rise in the market value of an initial deposit, which would serve to make the monthly payments under the securities lease agreements. The arrangement allows for the specific character of this product and results in a full cancellation of the residual debt upon termination and possibly a partial refund.

This solution has been considered by the Authority for the Financial Markets (AFM). The AFM appreciates DBNL assuming its responsibility in this matter.

Although this arrangement, called the deposit lease leniency arrangement, has not been confirmed by means of an agreement with any organisation representing the contract holders' interests, it is at present being widely accepted by clients. Again, costs and provisions on the part of Dexia are recalculated each quarter on the basis of prevailing market data and client conduct.

Legal actions

Due to Mr. Duisenberg's mediation efforts a great number of pending legal actions have been postponed for any length of time. A limited number of new judgments have been rendered since the previous quarterly report, but these contain no material developments. With a view to an extrajudicial settlement DBNL has suspended the summoning of clients since December 2004. Although new legal actions are still being initiated against Dexia by clients, the aggregate number of legal actions is no longer growing, due to the fact that settlements are actively being pursued.

In advance of the Duisenberg Arrangement becoming effective, a settlement that is in line with this arrangement is proposed to clients who were already involved in legal proceedings at the time of the announcement of the Duisenberg Arrangement.

Update of the disclosure on Lernout & Hauspie

The involvement of Dexia SA and Dexia Bank Belgium in the Lernout & Hauspie file has been described in the annual report "Accounts and reports 2004" (page 96, heading D). No significant developments have taken place since then except for the following.

In July 2005, the receivers of Lernout & Hauspie in bankruptcy have filed claims against twenty one parties, one of them being Dexia Bank Belgium, for an indemnity against the net liabilities of Lernout & Hauspie in bankruptcy. This claim is a logical consequence of the criminal investigation and is not really a new development.

Dexia SA and Dexia Bank Belgium dispute the merits of all claims made against them in respect of the Lernout & Hauspie file.

DEXIA – (A) RECONCILIATION OF THE ASSETS AS OF JANUARY 1, 2004

ASSETS

	in millions of EUR	At Dec. 31, 2003 under Dexia GAAP	Difference	Note	At Jan. 1, 2004 under EU GAAP		
I.	Cash, central banks and postal checking accounts	3,010	1,478	1	4,488	I.	Cash and balances with central banks
II.	Government securities eligible for central bank refinancing	5,977	(5,977)				
III.	Interbank loans and advances	29,696	(1,884)	1	27,812	II.	Due from banks
IV.	Customer loans	161,941	2,483	2	164,424	III.	Loans and receivables to customers
V.	Bonds and other fixed-income securities	115,351	11,006	3	126,357		*Total: IV + V + VI + VII*
	A. Banking activity and other	*101,719*			17,488	IV.	Loans and securities held for trading
	1. Government bonds	*38,269*			0	V.	Loans and securities designated at fair value
	2. Other bonds	*63,450*			108,036	VI.	Loans and securities available for sale
	B. Insurance activity	*13,632*			833	VII.	Loans and securities held to maturity
VI.	Equities and other variable-income securities	5,157	(5,157)				
	A. Banking activity and other	*1,878*					
	B. Insurance activity	*3,279*					
			18,182	*4*	18,182	VIII.	Net positive value of derivatives
				5	0	IX.	Fair value revaluation of portfolio hedge
VII.	Long-term investments	1,443					
	A. Investments accounted for by the equity method	*526*	*175*	6	701	X.	Investments in associates
	B. Investments at cost	*917*	*(917)*				
	1. Banking activity and other	*849*					
	2. Insurance activity	*68*					
VIII.	Intangible assets	949	(232)	6	717	XII.	Intangible assets and goodwill
	A. Formation expense and other intangible assets	*232*					
	B. Goodwill arising on consolidation	*717*					
IX.	Property and equipment	1,811	(295)	7	1,516	XI.	Tangible fixed assets
XII.	Treasury stock	425	(425)				
XIII.	Other assets	6,125	409		6,534		*Total: XIII + XIV + XV*
	A. Banking activity and other	*5,403*		*8*	*617*	*XIII.*	*Tax assets*
	B. Insurance activity	*722*		*9*	*5,853*	*XIV.*	*Other assets*
XIV.	Accruals and other assets	18,003	(18,003)	10	*64*	*XV.*	*Non-current assets held for sale*
	Total assets	**349,888**	**842**		**350,730**		**Total assets**

NOTES TO THE ASSETS

The explanations given below are meant to explain the major changes as well as the special points of attention.

1. The monetary reserves to the Central Bank have been reclassified from *"III. Interbank loans and advances" (Dexia GAAP)* to *"I. Cash and balances with central banks" (EU GAAP)*.

2. The increase is mainly due to a reclassification of bonds that were recorded in *"V. Bonds and other fixed-income securities" (Dexia GAAP)* but which were not quoted and have been considered as loans to customers under IAS 39. To a lesser extent, it is also due to leasing contracts that have been requalified from operational leases to financial leases (previously in *"IX. Property and equipment" under Dexia GAAP)* and to some provisions for credit risk, including the generic provision of Legiolease, which were classified under *"VI.A. Provisions for contingencies and charges" (Dexia GAAP)* and now deducted from the related assets as specific impairment.

3. Loans and securities are classified among different headings under *Dexia GAAP:*
   - *II. Government securities eligible for central bank refinancing*
   - *V. Bonds and other fixed-income securities*
   - *VI. Equities and other variable-income securities*
   - *VII.B. Long-term investments: Investments at cost*
   - *XII. Treasury stock*

   Under *EU GAAP*, loans and securities are divided into different headings:
   - *IV. Loans and securities held for trading (HFT)*
   - *V. Loans and securities designated at fair value (FV)*: this heading can only be used as from January 1, 2005, as this possibility only exists when IAS 39 is applicable. This heading will include the unit-linked products as from January 1, 2005.
   - *VI. Loans and securities available for sale (AFS).* Note: in 2004, it also includes the treasury shares that will be deducted from equity as from January 1, 2005.
   - *VII. Loans and securities held to maturity (HTM)*

4. This heading mainly includes the accrued interests and derivative premiums on derivatives, which are mostly in *"XIV. Accruals and other assets" in Dexia GAAP*. No fair value adjustment is recorded in 2004 as IAS 39 will be applied as from 2005.

5. This heading, which will include the interest rate fair value revaluation of the hedged items included in a portfolio hedge (European portfolio hedge), is not used in 2004 as IAS 39 is only applicable as from January 1, 2005.

6. Goodwill on *"VII.A. Investments accounted for by the equity method" (Dexia GAAP)* is now a part of *"X. Investments in associates" (EU GAAP)*.

7. The adjusting element is the reclassification of assets leased out from operational lease under *Dexia GAAP* to financial lease under *EU GAAP*.

8. This heading includes the tax assets and deferred taxes, that were included in *"XIII. Other assets" (Dexia GAAP)* plus the deferred tax adjustments on first time adoption of *EU GAAP*.

9. Other assets mainly include accrued income (non-interest related), prepayments and other accounts receivable. They also include insurance products (reinsurance, insurance premiums receivables, etc.), construction contracts, inventories, assets relating to employee benefit obligations.

10. According to IFRS 5, this heading includes the assets held for sale (mainly a building in France sold in 2004 and some hub-and-spoke branches in Belgium).

DEXIA – (B) RECONCILIATION OF THE LIABILITIES AND EQUITY AS OF JANUARY 1, 2004

LIABILITIES AND EQUITY

in millions of EUR		At Dec. 31, 2003 under Dexia GAAP	Difference	Note	At Jan. 1, 2004 under EU GAAP		
I.	Interbank loans and deposits	68,088	145		68,233	I.	Due to banks
II.	Customer deposits	92,343	(7,264)	1	85,079	II.	Customer borrowings and deposits
			5,514	1	5,514	III.	Liabilities held for trading
			0	2	0	IV.	Liabilities designated at fair value
			0	3	0	VI.	Fair value revaluation of portfolio hedge
III.	Debt securities	134,905	1,561	4	136,466	VII.	Debt securities
IV.	Other liabilities	4,108	1,807	5	5,915	XII.	Other liabilities
V.	Accruals and other liabilities	20,886	(825)	6	20,061	V.	Net negative value of derivatives
VI.	Provisions						
	A. Provision for contingencies and charges	1,282	(191)	7	1,091	X.	Provisions and other obligations
	B. Provisions for deferred taxes	644	274	8	918	XI.	Tax liabilities
	C. Technical provisions of insurance activity	10,153	(143)	9	10,010	IX.	Technical provisions of insurance companies
VII.	General Banking Risks Reserve	1,793	(1,793)		0		
VIII.	Subordinated debt and hybrid capital instruments	5,411	109	10	5,520	VIII.	Subordinated and convertible debts
					0	XIII.	Non-current liabilities held for sale
	Total debts	**339,613**	**(804)**		**338,809**		**Total liabilities**
IX.	Capital stock	4,786			4,786	XIII.	Subscribed capital
X.	Additional paid-in capital	8,915			8,915	XIV.	Additional paid-in capital
XI.	Retained earnings	2,501			(2,267)	XVII.	Reserves and retained earnings
XII.	Revaluation reserve	8			0	XV.	Treasury shares
XIV.	Negative goodwill	333			0	XVIII.	Net income for the period
XIV.b	Goodwill deducted from equity	(6,602)					
	Subtotal	9,941	1,493		11,434		Core shareholders' equity
XV.	Cumulative translation adjustments (+/-)	(151)	151		0	XIX.	Gains and losses not recognized in the statement of income
	Total equity of the Group	9,790	1,644	11	11,434		Total shareholders' equity
XVI.	Minority interests	485	2		487	XX.	Minority interests
					0	XXI.	Discretionary participation features of insurance contracts
	Total equity	**10,275**	**1,646**		**11,921**		**Total equity**
	Total liabilities and shareholders' equity	**349,888**	**842**		**350,730**		**Total liabilities and equity**

NOTES TO THE LIABILITIES AND EQUITY

The explanations given below are meant to explain the major changes as well as the special points of attention.

1. *"II. Customer deposits" (Dexia GAAP)* include:
   - trading short positions on interest rate, which are transferred to *"III. Liabilities held for trading" (EU GAAP)*;
   - some debts issued by FSA, which are now considered as *"VII. Debt securities"* under *EU GAAP*.

2. This heading can only be used as from January 1, 2005, as this possibility only exists when IAS 39 is applicable and will include:
   - the technical reserves of unit-linked products as from January 1, 2005 – similar as note 3 of the assets;
   - the liabilities with embedded derivatives that can not be bifurcated.

   Regulation does not allow the possibility to designate liabilities at fair value except when allowed by EC directives and regulations, which is the case for the above two elements.

3. Similar as note 5 of the assets.

4. Issued premiums and discounts included in *"XIV. Accruals and other assets"* and *"V. Accruals and other liabilities" in Dexia GAAP* are now allocated to their related assets and liabilities, the main item being *"VII. Debt securities"* under *EU GAAP*. This heading also includes debts issued by FSA as explained in note 1 above.

5. The increase comes from the reclassification, from *"V. Accruals and other liabilities" (Dexia GAAP)* of accruals, now recorded under this heading. Liabilities of insurance companies (insurance products) are also recorded under this heading.

6. Similar as note 4 of the assets.

7. The changes come from the constitution of employee benefits provisions according to IAS 19, the reversal of provisions that were not IAS 37 compliant, and by the fact that some provisions for credit risk, including the generic provision of Legiolease, are now deducted from their related assets – see note 2 of the assets.

8. Includes current tax payables included in *"IV. Other liabilities (Dexia GAAP)*, deferred taxes in *"VI. B. Provisions for deferred taxes" (Dexia GAAP)*, and deferred taxes on changes in accounting principles, mainly on reversal of provisions for risks and charges.

9. This line will be impacted on January 1, 2005, when all insurance products that IFRS does not qualify as such will be reclassified as financial liabilities. Unit-linked product provisions included under this heading in 2004 will be transferred to *"IV. Liabilities designated at fair value" (EU GAAP)* in 2005.

10. The main impact comes from the fact that *"VIII. Subordinated debt and hybrid capital instruments" (Dexia GAAP)* did not include the non-subordinated but convertible debts.

11. Total shareholders' equity in *EU GAAP* includes the total equity of the Group under *Dexia GAAP*, the adjustments coming from the first adoption of EU rules (reclassification of *"VII. General Banking Risks Reserve" (Dexia GAAP)* and other adjustments for an amount of EUR -148 million). Further explanations are given on page 81 of this report.

DEXIA – (C) RECONCILIATION OF THE STATEMENT OF INCOME AS OF JUNE 30, 2004

	in millions of EUR	At June 30, 2004 under Dexia GAAP (as published)	Difference	Note	At June 30, 2004 under EU GAAP		
I.	Interest income	6,800	20,067	1	26,867	I.	Interest income
II.	Interest expenses	(5,257)	(19,790)	1	(25,047)	II.	Interest expense
III.	Income from variable - income securities	54	23		77	III.	Dividend income
			48	2	48	IV.	Net income from associates
			91		91	V.	Net trading income and result of hedge accounting
			126	3	126	VI.	Net income on investments
			14	4	14	X.	Other net income
IV.	Commission income	631	32		663	VII.	Commission income
V.	Commission expenses	(104)	(15)		(119)	VIII.	Commission expense
VI.	Income from financial transactions	232	(232)				
VII.	Other banking income	166	(166)				
X.	Other banking expense	(142)	142				
XXII.	Technical and financial margin of insurance activities	379	(234)	5	145	IX.	Technical margin of insurance activities
	Net banking income	**2,759**	**106**		**2,865**		**Income**
VIII.	General operating expense			6			
	A. Staff costs	(716)	(29)		(745)	XI.	Staff expense
	B. Other general operating expense	(451)	2		(449)	XII.	General and administrative expense
	C. Network commissions	(175)	1		(174)	XIII.	Network costs
	D. Deferred acquisition costs	(23)	0		(23)	XV.	Deferred acquisition costs
IX.	Depreciation and amortization	(123)	15		(108)	XIV.	Depreciation and amortization
	Operating income before allowances	**1,271**	**95**		**1,366**		
XI.	Net allowances for loans losses and off balance sheet items	(24)	2		(22)	XVI.	Impairment on loans and provisions for credit commitments
XII.	Net gains and recoveries on long-term investments	41	(41)				
XIII.	Net allocation to the General Banking Risks Reserve	(3)		7			
XIV.	Amortization of goodwill of fully-consolidated companies	(29)	13	8	(16)	XVIII.	Impairments on goodwill
	Operating income after allowances	**1,256**	**72**		**1,328**		**Net income before tax**
XVII.	Corporate income tax	(275)	(5)		(280)	XIX.	Tax expense
XVIII.	Income and losses from companies accounted for by equity method	47	(47)				
XIX.	Amortization of goodwill of companies accounted for by the equity method	(6)	6				
	Net income before minority interests	**1,022**	**26**		**1,048**		**Net income**
XX.	**Minority interests**	**41**	**2**		**43**		**Attributable to minority interest**
XXI.	**Net income - part of the Group**	**981**	**24**		**1,005**		**Attributable to shareholders of the company**

NOTES TO THE STATEMENT OF INCOME

1. "I. Interest income" and "II. Interest expense" include in *EU GAAP* the interest on swap used as trading instruments while those interest were recognized in heading "VI. Income from financial transactions" in *Dexia GAAP* on a net basis.

2. "IV. Net income from associates" is in income under *EU GAAP* while in *Dexia GAAP*, it was reported after the operating income, in heading "XVIII. Income and losses from companies accounted for by the equity method". Moreover, amortization of goodwill was allowed in *Dexia GAAP* while it is no more the case in IFRS: only impairments on goodwill are booked if necessary.

3. "VI. Net income on investments" includes the net gains and recoveries on long-term investments (heading XII. under *Dexia GAAP*) and the capital results on sale of property (which were included in heading IX. under *Dexia GAAP* for EUR 24 million in Q2 2004).

4. "VII. Other net income" includes the recognition of result at stage of completion of EUR 9 million that is taken at end of contract in *Dexia GAAP*.

5. "X. Technical margin of insurance activities" differs from heading XXII. in *Dexia GAAP* because the financial margin of insurance companies is now spread through the statement of income in the appropriate heading relating to the operation.

6. Impact on operating expense seems immaterial but is composed of compensating items that are explained in the reconciliation of net income - Group share of 2004.

7. Net allocation to the GBRR is no more allowed.

8. "XVIII. Impairments on goodwill" under *EU GAAP* differs from heading XIV. under *Dexia GAAP* because goodwill is no longer amortized under *EU GAAP* but only impaired, if necessary. In *Dexia GAAP* both were required.

DEXIA – (D) RECONCILIATION OF NET INCOME - GROUP SHARE AS OF JUNE 30, 2004 AND DECEMBER 31, 2004

in millions of EUR	June 30, 2004	Dec. 31, 2004	Note
Total impact on net income - Group Share	+24	+50	
General Banking Risks Reserve	*+0*	*+0*	
Other items	*+24*	*+50*	
Intangible fixed assets	+55	+103	1
Amortization of negative goodwill	-8	+14	2
Tangible fixed assets	+9	+18	3
Income recognition	+9	-1	4
Provision for retirement and similar	-34	-38	5
Other provisions	+4	-4	6
Share-based payments	-1	-24	7
Deferred taxes	-7	-11	8
Other	-3	-7	
Net income - Group share under Dexia GAAP	981	1,772	
Net income - Group share under EU GAAP	1,005	1,822	
Difference between EU/Dexia GAAP	+24	+50	

NOTES

1. Amortization of goodwill is cancelled under EU GAAP (Q2 2004: EUR 26 million; full year 2004: EUR 51 million). Formation expense was deducted from opening equity and there is no more amortization (Q2 2004: EUR 12 million; full year 2004: EUR 23 million). Depreciation of software can only start when it is available for use (Q2 2004: EUR 17 million; full year 2004: EUR 23 million).

2. Includes amortization of negative goodwill on Dexia Hypotheken-Bank (Q2 2004: EUR 8 million; full year 2004: EUR 15 million) and the unamortized goodwill deducted from equity taken into charges in Dexia GAAP in Q4 2004 on Kempen & Co for EUR 29 million.

3. The impact comes from the fact that amortization of buildings can only start when available for use and from the requalification of operational leases to financial leases. The impairment on a building recorded in 2004 under Dexia GAAP has been reversed for EUR 10 million under EU GAAP.

4. Q2 2004 includes mainly a result recorded based on stage of completion (IAS 11) for EUR 9 million. As Dexia changed his valuation rules in Q4 2004, the adjustment does no longer exist for the year 2004 under EU GAAP.

5. The 2004 impact comes mainly from the cancellation of the utilization of a provision for restructuration provided for in 2004 in Dexia GAAP for EUR 30 million.

6. The impact is composed of reversals of 2004 allowances of provisions not IFRS compliant (mainly the AGDL provision) and the cancellation of reversals of provisions that were not considered as IFRS compliant as of January 1,2004.

7. Stock options were granted in Q3 2004 and capital increases took place in Q4 2004. This explains the difference with Q2 2004.

8. The adjustment comes from the tax impacts on the above-mentioned adjustments.

DEXIA – (E) RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF JANUARY 1, JUNE 30 AND DECEMBER 31, 2004

in millions of EUR	Jan. 1, 2004	June 30, 2004	Dec. 31, 2004
Total impact on shareholders' equity*	+1,644	+1,677	+1,704
General Banking Risks Reserve	*+1,793*	*+1,793*	*+1,793*
Other items	*-149*	*-116*	*-89*
Intangible fixed assets	-45	+2	+50
Tangible fixed assets	+24	+33	+42
Income recognition	-4	+6	-5
Provision for retirement and similar	-379	-414	-416
Other provisions	+183	+186	+179
Deferred taxes	+77	+69	+65
Other	-5	+2	-4
Shareholders' equity under Dexia GAAP	+9,790	+9,670	+10,464
Shareholders' equity under EU GAAP	+11,434	+11,347	+12,168
Difference between EU/Dexia GAAP	+1,644	+1,677	+1,704
	(see Note 1)	(see Note 2)	

* Including net income - Group share of the period.

1. NOTE TO THE RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF JANUARY 1, 2004

The shareholders' equity includes the equity under Dexia accounting policies and the adjustments coming from the first adoption of EU rules. The main impact comes from the reclassification of the "VII. General Banking Risks Reserve" (Dexia GAAP) in equity in 2004.

The first time adoption of EU GAAP on January 1, 2004 (except IAS 32&39 and IFRS 4) leads to an increase by EUR 1,644 million of the shareholder's equity (capital and reserves), from EUR 9,790 million under the previous standards to EUR 11,434 million under the new standards. This increase stems from (pre-tax impacts):

– General Banking Risks Reserve	EUR	+1,793 million
– Obligations regarding employee benefits	EUR	-379 million
– Reversal of provisions not compliant	EUR	+183 million
– Adjustments of tangible assets	EUR	+24 million
– Adjustments of intangible assets	EUR	-45 million
– Income recognition	EUR	-4 million
– Deferred taxes	EUR	+77 million
– Other adjustments	EUR	-5 million

Comments:

– **General Banking Risks Reserve: EUR +1,793 million**
The amount is transferred to equity as required by IAS 30.

– **Obligations regarding employee benefits: EUR -379 million**
In 2003, the actuary Mercer was contracted to make calculations for some plans and review all employee benefits to ensure consistency of the methodology used when other actuaries did the calculations. Actuarial assumptions have been harmonized in the Group for discount rate, return on assets and inflation by geographic area. The main impact on equity comes from the fact that defined benefit pension obligations are calculated based on local legislation, that does not consider any salary increases, whereas under IAS 19 these are taken into account. Some advantages are not valued under local GAAP and have been provided for. Termination benefit provisions were reviewed taking into account the expected number of employees that will accept the prepension offers made by the company. The Group will use the corridor to decrease the volatility of the statement of income.

– **Reversal of provisions not compliant: EUR +183 million**
This adjustment relates primarily to the reversal of the provision for AGDL (Association for the Guarantee of Deposits) of

Dexia BIL, in Luxembourg, for EUR 80 million. The remaining reversed provisions are maintenance provisions, restructuration costs not IAS 19&37 compliant, litigation claims, etc.).

– **Adjustments on tangible assets: EUR +24 million**

Some of the leasing contracts granted by the companies of the Group to customers have been requalified from operating leases to finance leases or vice versa, leading to a net decrease of tangible fixed assets and an increase in customers loans. The impact on equity is EUR +33 million before taxes. Impairment tests have been performed on buildings, leading to an impairment of EUR 16 million. The depreciation basis of some tangible assets was reviewed and led to a reversal of accumulated depreciation of EUR 8 million. The Group has chosen to apply the historic cost basis for its assets, including its investments properties, and will therefore not revalue them by equity or statement of income in the future.

– **Adjustments of intangible assets: EUR -45 million**

Restructuring costs have been capitalized and depreciated under Dexia accounting policies. The net amount of EUR 44 million as of January 1, 2004 has been reversed as such expense cannot be capitalized under those standards. Intangible assets relate mainly to software. The Dexia accounting policy was based on IAS 38 and therefore any resulting adjustments were not material.

– **Income recognition: EUR -4 million**

This adjustment arises from debit card revenues recognized over their life in one company of the Group. Most of the revenues, mainly commissions, arising from the Group's activities are already recognized on an accrual basis over the life of the underlying transaction.

– **Deferred taxes: EUR +77 million**

The Group decided to calculate its deferred tax based on IAS 12 in 2003 within Dexia accounting policies. Deferred tax is therefore the result of accounting change impacts, mainly due to the employee benefits and the reversal of provisions, which are not IFRS compliant. The adjustment also includes a provision for undistributed reserves of associates.

2. NOTE TO THE RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF JUNE 30, 2004 AND DECEMBER 31, 2004

The closing shareholders' equity reconciliation can be mainly explained by the addition of the notes on the opening equity reconciliation and the comment on the result of the period reconciliation.

DEXIA – (F) RECONCILIATION OF THE ASSETS AS OF JANUARY 1, 2005

ASSETS

in millions of EUR		Without IAS 32&39 and IFRS 4 Dec. 31, 2004	Impact of IAS 32&39 and IFRS 4	Notes	With IAS 32&39 and IFRS 4 Jan. 1, 2005
I.	Cash and balances with central banks	3,717	0		3,717
II.	Due from banks	41,417	2,861	1	44,278
III.	Loans and advances to customers	168,607	1,988	1	170,595
IV.	Loans and securities held for trading	13,860	(3,305)	2	10,555
V.	Loans and securities designated at fair value	0	6,066	2	6,066
VI.	Loans and securities available for sale	126,005	199	3	126,204
VII.	Loans and securities held to maturity	2,819	465		3,284
VIII.	Net positive value of derivatives	20,719	6,823	4	27,542
IX.	Fair value revaluation of portfolio hedge	0	982	5	982
X.	Investments in associates	757	5		762
XI.	Tangible fixed assets	1,633	0		1,633
XII.	Intangible assets and goodwill	736	0		736
XIII.	Tax assets	704	98		802
XIV.	Other assets	8,437	311		8,748
XV.	Non-current assets held for sale	22	0		22
	Total assets	389,433	16,493		405,926

NOTES

1. The increase of headings II. and III. mainly comes from fair value hedge adjustments and reclassification from other headings.

2. Unit-linked products (EUR 3,300 million) reported in "IV. Trading assets" are now reported in heading "V. Loans and securities designated at fair value". Selected bonds have been recorded as designated at fair value to offset the volatility of some derivatives.

3. Heading "VI. Loans and securities available for sale" increases due to adjustments to market value recorded in AFS reserves or retained earnings in case of fair value hedge. Treasury shares, which are in this heading in 2004, are reported in deduction of equity as from January 1, 2005.

4. The increase of heading "VIII. Net positive value of derivatives" is due to the marking to market of derivatives as from January 1, 2005.

5. The impact of the interest rate fair value revaluation of hedged items included in the portfolio hedge (mainly loans) is reported in heading IX.

DEXIA – (G) RECONCILIATION OF THE LIABILITIES AND EQUITY AS OF JANUARY 1, 2005

LIABILITIES

in millions of EUR	Without IAS 32&39 and IFRS 4 Dec. 31, 2004	Impact of IAS 32&39 and IFRS 4	Notes	With IAS 32&39 and IFRS 4 Jan. 1, 2005
I. Due to banks	88,830	(1,360)	1	87,470
II. Customer borrowings and deposits	90,022	3,033	1	93,055
III. Liabilities held for trading	2,088	(19)		2,069
IV. Liabilities designated at fair value	0	3,874	2	3,874
V. Net negative value of derivatives	24,353	11,943	3	36,296
VI. Fair value revaluation of portfolio hedge	0	1,004	4	1,004
VII. Debt securities	145,369	732	1	146,101
VIII. Subordinated and convertible debt	5,043	227	1	5,270
IX. Technical provisions of insurance companies	12,518	(3,951)	2	8,567
X. Provisions and other obligations	1,133	(9)		1,124
XI. Tax liabilities	1,052	458		1,510
XII. Other liabilities	6,373	139		6,512
XIII. Non-current liabilities held for sale	0	0		0
Total liabilities	**376,781**	**16,071**		**392,852**

EQUITY

XIV. Subscribed capital	4,825	0		4,825
XV. Additional paid-in capital	8,993	0		8,993
XVI. Treasury shares	0	(584)		(584)
XVII. Reserves and retained earnings	(1,546)	(975)		(2,521)
XVIII. Net income for the period	0	0		0
Core shareholders' equity	**12,272**	**(1,559)**		**10,713**
XIX. Gains and losses not recognized in the statement of income	(104)	1,768		1,664
Total shareholders' equity	**12,168**	**209**		**12,377**
XX. Minority interests	484	(11)		473
XXI. Discretionary participation features of insurance contracts	0	224		224
Total equity	**12,652**	**422**		**13,074**
Total liabilities and equity	**389,433**	**16,493**		**405,926**

NOTES

1. The changes in headings I., II., VII. and VIII. come from the impacts of fair value hedges, reclassifications and first application of IFRS 4.
2. Some insurance products are considered as financial liabilities as from January 1, 2005 if they do not meet the criterias of IFRS 4. Unit-linked products (branch 23) are transferred from heading "IX. Technical provisions of insurance companies" to heading "IV. Liabilities designated at fair value".
3. The value of the derivatives increases as they are marked-to-market as from January 1, 2005.
4. The heading "VI. Fair value revaluation of portfolio hedge" is similar to the heading IX. of assets but the hedged liabilities are core deposits from customers.

DEXIA – (H) RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF JANUARY 1, 2005

in millions of EUR	Jan. 1, 2005	Notes
Total impact on shareholders' equity	+209	
General Banking Risks Reserve	*0*	
Other items	*+209*	
Income recognition	+31	1
Other provisions	+10	2
Provision for catastrophe and equalization (insurance activities)	+27	3
Valuation adjustments of assets and liabilities	-32	4
Provisions and impairments on financial assets	-195	5
Embedded derivatives	-45	6
Impact of fair value hedges and derivatives	-1,098	7
Treasury shares	-584	8
Impact on AFS reserve	+2,345	9
Impact on CFH reserve	+32	10
Deferred taxes	-285	11
Other	+3	
Shareholders' equity		
Without IAS 32&39 and IFRS 4 as of December 31, 2004	12,168	
With IAS 32&39 and IFRS 4 as of January 1, 2005	12,377	
Impact of IAS 32&39 and IFRS 4	+209	

NOTES

1. Indemnities on prepayments must sometimes be taken directly into result or be spread on the term of the new loan depending on the conditions of the new transaction. In Dexia GAAP, most of the indemnities were spread, under EU GAAP, a part of them had to be taken into result and has been added to opening equity.

2. The adjustment is mainly related to provisions regarding financial products that were not considered as IAS 39 compliant.

3. Those provisions had to be reversed following requirement of IFRS 4.

4. Transactions costs regarding loans and securities have been capitalized for EUR 95 million, while the value of some debts have been adjusted following IAS 32&39 requirements for EUR -127 million.

5. This heading includes the impact of impairments on shares, the cancellation of lower or cost and market impairments, the reversal of country risks and general provisions and the constitution of additional specific and collective impairments.

6. Some assets purchased and debts issued include embedded derivatives that have been bifurcated, with an impact on reserves.

7. All fair value hedge relations existing on December 31, 2004 have to be considered as such as of January 1, 2005. Macro-hedging relationships were reversed as of January 1, 2005 and few cash flow hedge relations were existing in Dexia GAAP. As from January 1, 2005, all hedging relationships have to be designated, documented and tested in conformity with IAS 39. The fair value hedge impacts amount EUR +2.3 billion on loans, EUR +2.9 billion on securities and EUR -1.9 billion on debts on January 1, 2005, or a net of EUR +3.3 billion on

equity. The impact of the derivatives, net of market value adjustment on bonds recorded in assets designated at fair value, is EUR -4.4 billion, resulting in a decrease of equity of EUR 1.1 billion before tax. The main impact comes from the fact that Dexia was managed under local GAAP in 2004 and that IAS 39 hedging relationships were only put in place as from January 1, 2005.

8. Treasury shares are deducted from equity as from January 1, 2005. Derivatives on treasury shares are reported in the same heading. This explains why the amount of treasury shares is not the same as that on December 31, 2004.

9. This adjustment includes revaluation (before tax impact) of shares and bonds to market value in a separate line of equity.

10. The existing cash flow hedge relationships existing on December 31, 2004 are continued on January 1, 2005 if they meet the criterias of IAS 39.

11. Deferred tax impact is composed of deferred tax on AFS adjustments and cash flow hedge adjustments which are reported net of tax in a separate caption of equity, and tax impact on other adjustments having an impact in retained earnings.

REVIEW REPORT OF THE AUDITORS

To the Shareholders and Board of Directors of Dexia SA

We have reviewed the accompanying condensed consolidated interim balance sheet of Dexia SA as of June 30, 2005 and the related condensed consolidated interim statements of income, cash flows and changes in shareholders' equity for the six months then ended. This condensed consolidated interim financial information is the responsibility of the Board of Directors of Dexia. Our responsibility is to issue a report on this condensed consolidated interim financial information based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance about whether the condensed consolidated interim financial information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information has not been properly prepared, in all material respects, in accordance with the basis set out in note 1 to the condensed consolidated interim financial information, which explains Dexia's transition to accounting standards adopted for use in the EU and that this interim financial information has been prepared in accordance with those standards issued and effective or issued and early adopted as at the time of preparing these statements.

Without qualifying our opinion, we draw attention to note 6 of the condensed consolidated interim information, which provides updated information on the legal proceedings the Group is facing on Legiolease securities issue in the Netherlands, and to Note 1 to the condensed financial statements, explaining Dexia's transition to accounting standards adopted for use in the EU, which states that the accounting standards adopted for use in the EU that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information and that, accordingly, there is a possibility that the comparative information to be presented in the first complete set of financial statements for the financial year ended December 31, 2005 and in the condensed consolidated financial statements at June 30, 2006 may differ from the financial information in the accompanying condensed consolidated interim information.

September 8, 2005

The Board of Auditors,

PRICEWATERHOUSECOOPERS
Reviseurs d'Entreprises SCCRL
Represented by
R. Peirce

MAZARS & GUERARD
Reviseurs d'Entreprises SCCRL
Represented by
X. Doyen

CONTACTS

Robert Boublil,
Director of Investor Relations
e-mail: robert.boublil@dexia.com

Investor Relations Officers

Brussels
Fax: (32) 2 213 57 80

Peter De Baere
Tel.: (32) 2 213 57 46
e-mail: peter.debaere@dexia.com

Anne Garsoux
Tel.: (32) 2 213 57 49
e-mail: anne.garsoux@dexia.com

Paris
Fax: (33) 1 43 92 71 07

Jim Root
Tel.: (33) 1 43 92 83 93
e-mail: jim.root@dexia.com

Christian Daumann
Tel.: (33) 1 43 92 82 54
e-mail: christian.daumann@dexia.com

Activity reports, presentations, press relases and other financial information are available on www.dexia.com/e/you-are/investor.php

FINANCIAL CALENDAR

DATES	EVENTS
November 17, 2005	Publication of the results as of September 30, 2005
March 2, 2006	Publication of the 2005 results
May 10, 2006	Annual Shareholders' Meeting
May 23, 2006	Publication of the results as of March 31, 2006
September 5, 2006	Publication of the results as of June 30, 2006

Dexia SA
Square de Meeûs 1
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Investor Relations Department

Square de Meeûs 1
B-1000 Brussels
Tel.: (32) 2 213 57 46 - 57 49
Fax: (32) 2 213 57 80

11, quai André Citroën
75901 Paris cedex 15
Tel.: (33) 1 43 92 83 93 - 82 54
Fax: (33) 1 43 92 71 07